Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Tricopian, Inc.
2683 Via De La Valle Suite G228
Del Mar, CA 92014
https://www.fuel-rod.com/

Up to $1,234,998.84 in Common Stock at $3.26
Minimum Target Amount: $9,998.42

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Tricopian, Inc.
Address: 2683 Via De La Valle Suite G228, Del Mar, CA 92014
State of Incorporation: DE
Date Incorporated: July 05, 2016

Terms:

Equity

Offering Minimum: $9,998.42 | 3,067 shares of Common Stock
Offering Maximum: $1,234,998.84 | 378,834 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.26
Minimum Investment Amount (per investor): $397.72

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

Reservations Bonus

Reservation Holders in this Reservations Page will receive 5% bonus shares if you reserve $397 (the minimum investment) or more.

Loyalty Bonus | 5% Bonus Shares

As you are on the FuelRod email list, you are eligible for additional bonus shares.

Combo/Avid Investor Perk

Early Bronze

Invest $1,000+ within the first two weeks and receive a pack of 2 FuelRod Starter Kits + Founder's Club Status with free lifetime swaps + 5% bonus shares.

Early Silver

Invest $2,500+ within the first two weeks and receive a pack of 2 FuelRod Starter Kits + Founder's Club Status with free lifetime swaps + 7% bonus shares.

Early Gold

Invest $5,000+ within the first two weeks and receive a pack of 2 FuelRod Starter Kits + Founder's Club Status with free lifetime swaps + 1-hour call with C-suite FuelRod team member + 10% bonus shares.

Early Diamond

Invest $10,000+ within the first two weeks and receive a pack of 2 FuelRod Starter Kits + Founder's Club Status with free lifetime swaps + 1 hour call with FuelRod CEO + 15% bonus shares.

Volume-Based Perks

Bronze

Invest $500+ and receive a pack of 2 FuelRod Starter Kit.

Silver

Invest $1,000+ and receive a pack of 2 FuelRod Starter Kits + Founder's Club Status with free lifetime swaps.

Gold

Invest $5,000+ and receive a pack of 2 FuelRod Starter Kits + Founder's Club Status with free lifetime swaps + 5% bonus shares.

Diamond

Invest $10,000+ and receive a pack of 2 FuelRod Starter Kits + Founder's Club Status with free lifetime swaps + 1-hour call with a C-suite FuelRod team member + 10% bonus shares.

Platinum

Invest $25,000+ and receive a pack of 2 FuelRod Starter Kits + Founder's Club Status with free lifetime swaps + 1-hour call with FuelRod CEO + 15% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Tricopian, Inc. DBA FuelRod will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.26 / share, you will receive 100 shares of Common Stock, meaning you'll own 110 shares for $326. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview - Since its founding in 2011 as a California limited liability company headquartered in San Diego, the Company (DBA FuelRod) has adopted the vision of becoming a leading brand in the fast-growing, multi-billion-dollar market of providing sustainable, portable charging products and services to users of mobile devices including smartphones, tablets, and other electronic devices. FuelRod was converted into a Delaware corporation in 2016 and has a wholly-owned subsidiary based in Shanghai, China that is currently focused on supply chain management and sourcing on behalf of the parent company in the US with the long-term goal of entering the China and Asia-Pacific markets.

With 11 US and international patents in its IP portfolio, FuelRod is a first mover and leading provider of market-differentiating, patented, sustainable, portable power solutions. FuelRod's portfolio of eleven patents provide the IP protection in the US, Japan and China. They collectively cover the key aspects of FuelRod's uniquely innovative business model including automated exchanges/swaps (two-way vending), automatic identification of swappable products at any FuelRod kiosks nationwide, and the system and method for providing our customers with high-quality, reliable, re-usable, eco-friendly batteries such as portable chargers.

The company offers a swappable, reusable, and affordable charging system that is convenient for consumers who use their mobile devices on the go. FuelRod is well-positioned for fast, sustainable growth as the demand for mobile device charging solutions continues to increase and while FuelRod continues its growth trajectory to take market shares from the

incumbents with its unique, <u>patented</u>, swap-enabled, market-differentiating, sustainable, and innovative products and services.

As of September 2023, FuelRod has sold over 1.5 million FuelRod portable chargers (i.e. the initial purchases or starter kits) and served over 5 million mobile devices on the go through its network of uniquely innovative, "swap as a service" kiosks nationwide. The revenue doubled in 2022 relative to 2021, strengthening our first-mover position while validating our business model and go-to-market growth strategy.

 Industry - FuelRod operates in the mobile device charging industry including portable chargers, power banks, and other on-the-go essentials and accessories. The company's products and services are used by consumers to charge their smartphones, tablets, and other mobile devices without being tethered to a power outlet.

Corporate History - Tricopian, Inc. DBA FuelRod was incorporated on June 6, 2011, in the state of California as Tricopian, LLC. Tricopian, LLC, a California limited liability company converted to Tricopian, Inc., a Delaware corporation on July 1, 2016.

Competitors and Industry

Target Markets - FuelRod's target markets are large and broad, including consumers of all ages who use mobile devices on the go. The company's products and services are particularly popular with travelers, vacationers, business people, young adults, and students. We serve these customers through the nationwide network of automated kiosks located in theme parks, airports, mass transit/travel centers, and other high-traffic locations. Additionally, we distribute FuelRod portable chargers through online marketplaces such as Amazon, and Walmart+, as well as our online Shopify store.

Competitive Landscape – To grow our dual-stream revenue from product and service offerings, FuelRod competes with two distinct categories of market players. In the space of product offerings, FuelRod's main competitors are other companies that offer portable chargers or power banks, such as Anker, Mophie, and RAVPower. In the business of mobile charging services, FuelRod competes with charger rental companies such as MobileQubes.

Business Strategy and Competitive Differentiation - FuelRod differentiates itself from its competitors by providing a unique, patented, integrated, product-plus-service offering to users of mobile devices. Our reusable, swappable charging system is convenient, affordable, and good for the environment.

At the core of FuelRod's competitive business strategy is the unique selling point (USP) based on the "swap as a service" business model. Unlike the incumbent product-only sellers, FuelRod provides a valuable, recurring post-sales service by allowing customers to swap their depleted or end-of-life chargers for fully charged, functional ones at any FuelRod kiosks— for a small fee or for free at select locations.

In the mobile charging service space, FuelRod's unique, patented technology enables users to swap a depleted or damaged charger for a fresh, fully charged one at any FuelRod kiosk nationwide. After the initial purchase of a starter kit, the customer owns the portable charger and has the freedom of choice to either recharge it by themselves or to swap it for a freshly charged one on the go. No need to pay costly rental fees. No need to worry about having to return the charger to the same rental location.

Our business results to date have successfully demonstrated and validated our innovative, "product-plus-service" strategy based on the USP of swappable power on the go. FuelRod plans to continually focus on the speedy and flawless execution of this strategy to grow and take market shares from both the incumbent product sellers and service providers. The goal is to increase recurring revenue streams in both markets.

Current Stage and Roadmap

Current Stage:

Products, Services, and Distribution – Presently, FuelRod derives its recurring revenue streams from two sources—1) selling the products through our expanding, nationwide network of automated kiosks, the e-commerce platforms such as Amazon and Shopify, and the FuelRod mobile app; and 2) offering post-sales services ("swap as a service") at any of our kiosks nationwide. This unique combination of product offerings and post-sales, "swappable power" services set FuelRod apart from the incumbent players in the mobile charging business, enabling us to continue to expand our market share in a prevailing growth market.

Leveraging our innovative, patented technology and business model, FuelRod offers a swappable, reusable, portable charging system consisting of both products and services that allow users to charge their mobile devices on the go and then recharge or swap for a fresh one.

Currently, the company's products include FuelRod portable chargers and other on-the-go essentials/accessories. Fully charged, the FuelRod chargers are ready to use, and come with the cables and adapters needed to charge virtually all Android and iOS (Apple) devices.

FuelRod's cloud-enabled network of over 500 kiosks serves as both points of initial sales and points of post-sales services

(POS&S). They are located in major airports, top theme parks, transit/travel centers, convention centers, college campuses, hotels, malls, zoos, and other high-traffic places nationwide. After the initial purchase of "FuelRod Starter Kits", users can swap their empty FuelRod chargers for fully charged ones at any FuelRod charging kiosk for a small fee (or for free at select locations).

FuelRod's mobile app allows users to 1) find the nearest FuelRod charging kiosk, 2) transact with any kiosk (buy and swap), 3) purchase any FuelRod product online, 4) purchase FuelRod club membership, and 5) contact the helpline to speak to a live service agent.

Future Roadmap:

Since 2020, FuelRod has been executing a 3-pronged growth strategy that 1) significantly expanded its distribution and sales channels beyond the original network of kiosks by leveraging online, e-commerce marketplaces and platforms such as Amazon, Shopify, and Walmart+; 2) enlarging its digital marketing footprints by leveraging major social media platforms, and engaging influencers and bloggers; and 3) expanding the product portfolio by developing and offering new products such as chargers with larger capacities and wireless (Qi-/MagSafe-compatible) charging capabilities, essential on-the-go accessories, etc.

The company plans to continue the execution of its omnichannel sales and marketing strategy through further expansion of its points of sales and service (POS&S) into offline channels such as major retail chains, big box stores, and internation markets in the future.

The Team

Officers and Directors

Name: Chi Yau

Chi Yau's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, CEO, Director
  Dates of Service: June, 2011 - Present
  Responsibilities: Chi Co-Founded FuelRod and currently serve as the CEO and a member of its Board of Directors. Chi currently receives salary compensation of $200,000 for this role and controls 61% equity on behalf of CAEN Group LLC.

Name: Adriana Lynch

Adriana Lynch's current primary role is with Chief Outsiders. Adriana Lynch currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Marketing Officer
  Dates of Service: May, 2020 - Present
  Responsibilities: Since 2020, Adriana has been the Chief Marketing Officer (CMO) for FuelRod, responsible for leading and executing the company's marketing and branding initiatives and growing the e-commerce business. Adri works with cross-functional teams and leads outsourced agencies, to drive the development and execution of marketing strategies and plans that enhance the company's market position and drive revenue growth profitably. Adriana currently receives salary compensation of $96,000 for this role.

Other business experience in the past three years:

- Employer: Chief Outsiders
  Title: Area Managing Partner & CMO
  Dates of Service: August, 2018 - Present
  Responsibilities: As a Fractional or Interim Chief Marketing Officer, I become part of the CEO's executive team bringing a market based perspective to crystalize strategies and manage implementation to drive growth...all with an unbiased outsider's perspective. As a Fractional or Interim Chief Marketing Officer, I become part of the CEO's executive team bringing a market based perspective to crystalize strategies and manage implementation to drive growth...all with an unbiased outsider's perspective.

Name: Joseph Yeagley

Joseph Yeagley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder and Chief Operating Officer
  Dates of Service: February, 2011 - Present
  Responsibilities: Co-founder and COO. Responsible for assisting CEO and executive staff with strategic planning and day to day management of the company. Joseph currently receives salary compensation of $200,000 for this role.

- Position: Board Member
  Dates of Service: June, 2013 - Present
  Responsibilities: Corporate governance, strategy and management oversight.

Other business experience in the past three years:

- Employer: Yeagley Enterprises dba Eagle Enterprises
  Title: Owner and Secretary
  Dates of Service: July, 2010 - Present
  Responsibilities: Co-owner of company that resells back-up power and monitoring systems. Joseph Yeagley currently serves 5 hours or less per week in this role.

Name: Claudio Frescas

Claudio Frescas's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Vice President of Sales and Marketing
  Dates of Service: January, 2019 - Present
  Responsibilities: As Vice President of Sales and Marketing at Fue!Rod, I oversee and drive the company's sales strategies, forging key retail partnerships, while also leading the marketing team in promoting our brand, enhancing customer engagement, and ensuring FuelRod remains at the forefront of the portable charging solutions market. Claudio currently receives salary compensation of $100,000 for this role.

Name: Dajian Yu

Dajian Yu's current primary role is with Silicon Valley China Venture Management (SVCVM). Dajian Yu currently services .25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: January, 2012 - Present
  Responsibilities: Member of the Board of Directors. Dajian currently does not receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Silicon Valley China Venture Management (SVCVM)
  Title: Vice President
  Dates of Service: August, 2010 - Present
  Responsibilities: Source and manage SVCVM portfolio companies including serving on their boards

Name: Brian Gore

Brian Gore's current primary role is with Preferred CFO. Brian Gore currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Fractional Chief Financial Officer
  Dates of Service: September, 2023 - Present
  Responsibilities: Providing financial oversight for Company's historical and forecasted financial statements. Brian does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Preferred CFO
  Title: CFO
  Dates of Service: September, 2022 - Present
  Responsibilities: Provide expert CFO services to retail, e-commerce, and Fintech verticals clients. Focus on forward-looking vision and helping clients achieve their vision through a disciplined approach. Expertise in building financial processes that will maximize the company's capital raising is also built to scale with the company's growth.

Name: Zhenxiang Dai

Zhenxiang Dai's current primary role is with DFWIN Int'l . Zhenxiang Dai currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Vice President, Operations & Engineering
  Dates of Service: November, 2021 - Present
  Responsibilities: Manufacturing Operations, Engineering, New Product Development, Quality Assurance, and Supply Chain Management. Zhenxiang currently receives salary compensation of $150,000 for this role.

Other business experience in the past three years:

- Employer: DFWIN Int'l
  Title: General Manager
  Dates of Service: October, 2019 - Present
  Responsibilities: Marketing & sales strategy, P&L management

Name: Billy Dean Prim

Billy Dean Prim's current primary role is with Primo Water Corp. Billy Dean Prim currently services .25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: January, 2018 - Present
  Responsibilities: Board Member and investor. Billy does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Primo Water Corp
  Title: Director
  Dates of Service: September, 2005 - Present
  Responsibilities: Founder and Board Member.

Name: Richard Brenner

Richard Brenner's current primary role is with Vivid Metal Prints, LLC. Richard Brenner currently services .25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: June, 2018 - Present
  Responsibilities: Richard is a member of the board and advises on all relevant aspects. Richard does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Vivid Metal Prints, LLC
  Title: CEO

Dates of Service: May, 2016 - Present
Responsibilities: As CEO of this 9 person company, I am responsible for all aspects of the firm.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer

dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Market Saturation

The market for mobile phone battery kiosks may become saturated, leading to increased competition and potential pricing pressures.

Technological Obsolescence

Rapid advancements in battery technology could render the products offered by the company obsolete.

Regulatory Changes

Changes in regulations related to battery disposal, safety standards, or kiosk operation could impact the company's operations and compliance costs.

Fluctuating Demand

The demand for mobile phone batteries may be subject to seasonality or unpredictable consumer behavior.

Customer Concentration

The company may rely heavily on a few major customers, and the loss of any significant customer could have a substantial negative impact.

Supply Chain Disruptions

Disruptions in the supply chain, including issues with battery suppliers, could lead to inventory shortages and operational difficulties.

Maintenance and Repairs

Kiosk malfunctions or the need for frequent maintenance could result in downtime and lost revenue.

Kiosk Security Concerns

The kiosks could be vulnerable to vandalism, theft, or cyberattacks, potentially affecting both operations and customer trust.

Cash Flow Volatility

Variability in cash flow due to sales fluctuations, seasonal factors, or unexpected expenses could impact the company's ability to meet financial obligations.

Competitive Landscape

Intense competition from established players or new entrants may erode market share and profitability.

Price Wars

Price competition within the industry could lead to margin compression and reduced profitability.

Product Quality Issues

Any reports of subpar product quality, safety concerns, or product recalls could harm the company's reputation and customer trust.

Economic Downturns

Economic recessions or downturns could lead to reduced consumer spending, affecting the demand for non-essential products like mobile phone batteries.

Currency Risks

If the company expands internationally, it may be exposed to currency exchange rate fluctuations, impacting revenue and expenses.

ADA Complaint Received

The Company received an ADA complaint from a private party relating to access standards for the visually impaired with respect to Company machines. The Company is of the opinion that the access standards for the visually impaired cited in the demand letter are not applicable to the Company. Although the Company believes the complaint will be unsuccessful, there is some risk that this complaint could adversely impact the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
The CAEN Group, LLC (Managed by Chi Yau - Owned 40% by Chi Yau; Owned 40% by Kathleen Yau)	8,000,000	Common Stock	61.12%
The CAEN Group, LLC (Managed by Chi Yau - Owned 40% by Chi Yau; Owned 40% by Kathleen Yau)	1,000,000	Unknown	

The Company's Securities

The Company has authorized Common Stock, 5yr/5% Optional Convertible Note, 5yr/5% Optional Convertible Note, Series Seed Preferred, Series Seed Preferred Prime, and Convertible Debt (deferred payments in lieu of cash). As part of the Regulation Crowdfunding raise, the Company will be offering up to 378,834 of Common Stock.

> Common Stock

The amount of security authorized is 25,000,000 with a total of 11,225,510 outstanding.

> Voting Rights

One Vote Per Share

> Material Rights

The amount outstanding does not include 206,800 shares to be issued pursuant to outstanding options.

The amount outstanding does not include 43,200 shares reserved for issuance under the companyh's equity incentive plan.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

> 5yr/5% Optional Convertible Note

The security will convert into Securities issued issued in a qualified equity financing (see below) and the terms of the 5yr/5% Optional Convertible Note are outlined below:

Amount outstanding: $33,000.00
Maturity Date: November 01, 2026
Interest Rate: 5.0%
Discount Rate: 5.0%
Valuation Cap: $0.00
Conversion Trigger: A Qualified Equity Financing (See below)

> Material Rights

$3,000 of interest is included in the amount outstanding and was calculated as of 11/7/23

INTEREST. Interest will accrue on the unpaid principal balance of this Note ("Outstanding Balance") at a rate equal to the lower of (a) five percent (5%) per annum or (b) the highest rate permitted by applicable law, compounded annually on the basis of a 365-day year, commencing on the date hereof.

PREPAYMENT. This Note may be prepaid by the Company at any time without penalty. In accordance with Subsection 1.2 of the Purchase Agreement, Holder acknowledges and agrees the prepayment of all or any portion of the outstanding principal amount of this Note and all interest hereon will be pari passu in right of payment and in all other respects to all other Notes issued by the Company pursuant to the Purchase Agreement.

Optional Conversion on Qualified Equity Financing.

a. If Company closes a Qualified Equity Financing (as defined below) before the Maturity Date, then ten to one hundred percent (10-100%) accrued and unpaid interest and the Outstanding Balance under this Note (the Conversion Percentage) can be optionally converted into the units issued in such Qualified Equity Financing ("Financing Conversion Preferred Units") at a conversion price equal to ninety-five percent (95%) of the purchase price per unit of the Financing Conversion Preferred Units paid by the investors in the Qualified Equity Financing.

b. Such optional conversion will be deemed to have been effected on the date of closing the Qualified Equity Financing. Company will deliver to Holder one or more certificates representing the units of Financing Conversion Preferred Units into which this Note is converted as soon as practicable after the conversion.

c. On conversion under this Subsection 4.1, this Note will be deemed to be partially or fully paid in in proportion to the Conversion Percentage with any remaining unpaid portion of the Outstanding Balance to be paid at the Maturity Date.

d. A "Qualified Equity Financing" means the closing of an investment or series of investments in the Company occurring after the date hereof and before the Maturity Date in which the Company receives from one or more investors gross proceeds of at least Five Million US Dollars ($5,000,000 USD) (including the issuance or conversion of this Note or any notes containing substantially similar terms as this Note) in exchange for Series A Preferred Units (as defined in the Company Operating Agreement) of the Company.

MOST FAVORED NATIONS. If Company issues a Note under the Purchase Agreement after the date of this Note and prior to (a) conversion of this Note or (b) payment in full of all outstanding principal and accrued interest of this Note ("Subsequent Note"), Company will provide Holder written notice of such issuance no later five (5) days after the issuance thereof. If Holder determines, in its sole and absolute discretion, any Subsequent Note contains terms (other than the Loan Amount and Maturity Date) more favorable than the terms in this Note, Holder may elect to exchange this Note for a Subsequent Note.

5yr/5% Optional Convertible Note

The security will convert into Securities issued issued in a qualified equity financing (see below) and the terms of the 5yr/5% Optional Convertible Note are outlined below:

Amount outstanding: $43,500.00
Maturity Date: February 06, 2027
Interest Rate: 5.0%
Discount Rate: 5.0%
Valuation Cap: $0.00
Conversion Trigger: A Qualified Equity Financing (See below)

Material Rights

$3,500 of interest is included in the amount outstanding and was calculated as of 11/7/2023.

INTEREST. Interest will accrue on the unpaid principal balance of this Note ("Outstanding Balance") at a rate equal to the lower of (a) five percent (5%) per annum or (b) the highest rate permitted by applicable law, compounded annually on the basis of a 365-day year, commencing on the date hereof.

PREPAYMENT. This Note may be prepaid by the Company at any time without penalty. In accordance with Subsection 1.2 of the Purchase Agreement, Holder acknowledges and agrees the prepayment of all or any portion of the outstanding principal amount of this Note and all interest hereon will be pari passu in right of payment and in all other respects to all other Notes issued by the Company pursuant to the Purchase Agreement.

Optional Conversion on Qualified Equity Financing.

a. If Company closes a Qualified Equity Financing (as defined below) before the Maturity Date, then ten to one hundred percent (10-100%) accrued and unpaid interest and the Outstanding Balance under this Note (the Conversion Percentage) can be optionally converted into the units issued in such Qualified Equity Financing ("Financing Conversion Preferred Units") at a conversion price equal to ninety-five percent (95%) of the purchase price per unit of the Financing Conversion Preferred Units paid by the investors in the Qualified Equity Financing.

b. Such optional conversion will be deemed to have been effected on the date of closing the Qualified Equity Financing. Company will deliver to Holder one or more certificates representing the units of Financing Conversion Preferred Units into which this Note is converted as soon as practicable after the conversion.

c. On conversion under this Subsection 4.1, this Note will be deemed to be partially or fully paid in in proportion to the Conversion Percentage with any remaining unpaid portion of the Outstanding Balance to be paid at the Maturity Date.

d. A "Qualified Equity Financing" means the closing of an investment or series of investments in the Company occurring after the date hereof and before the Maturity Date in which the Company receives from one or more investors gross proceeds of at least Five Million US Dollars ($5,000,000 USD) (including the issuance or conversion of this Note or any notes containing substantially similar terms as this Note) in exchange for Series A Preferred Units (as defined in the Company Operating Agreement) of the Company.

MOST FAVORED NATIONS. If Company issues a Note under the Purchase Agreement after the date of this Note and prior to (a) conversion of this Note or (b) payment in full of all outstanding principal and accrued interest of this Note ("Subsequent Note"), Company will provide Holder written notice of such issuance no later five (5) days after the issuance thereof. If Holder determines, in its sole and absolute discretion, any Subsequent Note contains terms (other than the Loan Amount and Maturity Date) more favorable than the terms in this Note, Holder may elect to exchange this Note for a Subsequent Note.

Series Seed Preferred

The amount of security authorized is 3,000,000 with a total of 2,666,667 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes by the holders of Preferred Stock shall not, however, be permitted and any fractional voting rights shall (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) be rounded to the nearest whole number (with one-half being rounded upward). Except as otherwise provided by law or by the other provisions of this Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class. Except as otherwise required by law or hereunder, the holder of each share of Common Stock issued and outstanding shall have one vote.

Material Rights

Liquidation Preference.

In the event of any (i) liquidation, dissolution or winding up of the Corporation, (ii) merger, consolidation or other similar transaction or series of related transactions in which stockholders of the Corporation immediately prior to such transaction(s) do not own at least fifty percent (50%) of the outstanding voting securities of the successor entity immediately after such transaction(s), (iii) transaction or series of transactions in which fifty percent (50%) or more of the Corporation's voting power is transferred (other than in connection with financing transactions in which the Corporation issues securities to investors for capital raising purposes), o£ (IV) transaction or series of transactions effecting the sale, lease, license, transfer or other disposition of all or substantially all of the assets, intellectual property or technology of the Corporation, including, without limitation, such a transaction with a direct or indirect subsidiary of the Corporation, or the exclusive license of all or substantially all of the material intellectual property rights of the Corporation (each such event, a "Liquidation Event') (provided that a transaction or series of transactions described in clauses (i) through (iv) of this Section 2(a) shall not constitute a Liquidation Event if(x) such bansaction or series of transactions are entered into solely for the purpose of effecting a change of the Corporation's jurisdiction of organization, or (y) the holders of not less than a majority of the then-outstanding shares of Preferred Stock, voting as a separate class, on an as-if converted to Common Stock basis, elect that such transaction or series of transactions not be treated as a Liquidation Event), distributions to the Corporation's stockholders shall be made in the following manner:

Preferred Stock. Each holder of Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders Common Stock, by reason of their ownership of such stock, the amount of (i) (A) $0.60 (the "Origina Series seed issue Price "), as adjusted for any consolidations, combinations, stock distributions, stock dividends, Stock splits or similar events with respect to the Preferred Stock (each a "Recapitalization ñrenf'), for each share of Series Seed Preferred then held by such holder, plus (B) an amount equal to any declared but unpaid dividends on such shares of Series Seed Preferred ((A) and (B), collectively, the "Series Seed Preference")', and (ii) (A) $1.20 (the "Original Series Seed Prime Issue Price ") (appropriately adjusted for Recapitalization Events with respect to such share) for each share of Series Seed Preferred Prime then held by such holder, plus (B) an amount equal to any declared but unpaid dividends on such shares of Series Seed Preferred Prime ((ii)(A) and (ii)(B), collectively, the "Series Seed Prime Preferred Preference"). If, upon the occurrence of a Liquidation Event, the assets and funds available to be distributed among the holders of Preferred Stock shall be insufficient to permit the payment of the Series Sced Preference and/or the Series Seed Prime Preferred Preference, as applicable, in full to such holders, then the entire assets and funds of the Corporation legally available for distribution to the holders of Preferred Stock shall be distributed ratably among the holders of Preferred Stock based on the total Series Seed Preference and/or Series Seed Prime Preferred Preference due each such

holder under this Section 2(a)(i).

Dividends.

Dividends. The holders of Preferred Stock shall be entitled to receive, out of funds legally available therefor, dividends when, as and if declared by the Corporation's Board of Directors. Dividends payable to the holders of the Preferred Stock, pursuant to this Section 1(a) shall not be cumulative, and no right shall accrue to the holders of the Preferred Stock by reason of the fact that dividends on the Preferred Stock are not declared or paid in any previous fiscal year of the Corporation, whether or not the earnings of the Corporation in that previous fiscal year were sufficient to pay such divIdends in whole or in part.

Dividends and Conversion of Preferred Stock. In the event that the Corporation shall have declared but unpaid dividends outstanding immediately prior to, and in the event of, a conversion of Preferred Stock (as provided in Section 4), the Corporation shall, at its option, promptly pay in cash to the holders of Preferred Stock subject to conversion the full amount of any such dividends, or allow such dividends to be converted into Common Stock, based upon the fair market value of the shares of Common Stock, as determined by the Corporation's Board of Directors at and as of such date upon which an election is delivered to the Corporation, and otherwise in accordance with, and pursuant to the terms specified in, Section 4 hereof.

Optional Conversion

Each share of Preferred Stock shall be convertible to Common Stock at the option of the holder.

Please see exhibit F for additional information on the material rights of the Series See Preferred Stock.

Series Seed Preferred Prime

The amount of security authorized is 1,000,000 with a total of 833,333 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes by the holders of Preferred Stock shall not, however, be permitted and any fractional voting rights shall (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) be rounded to the nearest whole number (with one-half being rounded upward). Except as otherwise provided by law or by the other provisions of this Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class. Except as otherwise required by law or hereunder, the holder of each share of Common Stock issued and outstanding shall have one vote.

Material Rights

Liquidation Preference.

In the event of any (i) liquidation, dissolution or winding up of the Corporation, (ii) merger, consolidation or other similar transaction or series of related transactions in which stockholders of the Corporation immediately prior to such transaction(s) do not own at least fifty percent (50%) of the outstanding voting securities of the successor entity immediately after such transaction(s), (iii) transaction or series of transactions in which fifty percent (50%) or more of the Corporation's voting power is transferred (other than in connection with financing transactions in which the Corporation issues securities to investors for capital raising purposes), o£ (IV) transaction or series of transactions effecting the sale, lease, license, transfer or other disposition of all or substantially all of the assets, intellectual property or technology of the Corporation, including, without limitation, such a transaction with a direct or indirect subsidiary of the Corporation, or the exclusive license of all or substantially all of the material intellectual property rights of the Corporation (each such event, a "Liquidation Event') (provided that a transaction or series of transactions described in clauses (i) through (iv) of this Section 2(a) shall not constitute a Liquidation Event if(x) such bansaction or series of transactions are entered into solely for the purpose of effecting a change of the Corporation's jurisdiction of organization, or (y) the holders of not less than a majority of the then-outstanding shares of Preferred Stock, voting as a separate class, on an as-if converted to Common Stock basis, elect that such transaction or series of transactions not be treated as a Liquidation Event), distributions to the Corporation's stockholders shall be made in the following manner:

Preferred Stock. Each holder of Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders Common Stock, by reason of their ownership of such stock, the amount of (i) (A) $0.60 (the "Origina Series seed issue Price "), as adjusted for any consolidations, combinations, stock distributions, stock dividends, Stock splits or similar events with respect to the Preferred Stock (each a "Recapitalization ñrenf'), for each share of Series Seed Preferred then held by such holder, plus (B) an amount equal to any declared but unpaid dividends on such shares of Series Seed Preferred ((A) and (B), collectively, the "Series Seed Preference")', and (ii)

(A) $1.20 (the "Original Series Seed Prime Issue Price ") (appropriately adjusted for Recapitalization Events with respect to such share) for each share of Series Seed Preferred Prime then held by such holder, plus (B) an amount equal to any declared but unpaid dividends on such shares of Series Seed Preferred Prime ((ii)(A) and (ii)(B), collectively, the "Series Seed Prime Preferred Preference"). If, upon the occurrence of a Liquidation Event, the assets and funds available to be distributed among the holders of Preferred Stock shall be insufficient to permit the payment of the Series Sced Preference and/or the Series Seed Prime Preferred Preference, as applicable, in full to such holders, then the entire assets and funds of the Corporation legally available for distribution to the holders of Preferred Stock shall be distributed ratably among the holders of Preferred Stock based on the total Series Seed Preference and/or Series Seed Prime Preferred Preference due each such holder under this Section 2(a)(i).

Dividends.

Dividends. The holders of Preferred Stock shall be entitled to receive, out of funds legally available therefor, dividends when, as and if declared by the Corporation's Board of Directors. Dividends payable to the holders of the Preferred Stock, pursuant to this Section 1(a) shall not be cumulative, and no right shall accrue to the holders of the Preferred Stock by reason of the fact that dividends on the Preferred Stock are not declared or paid in any previous fiscal year of the Corporation, whether or not the earnings of the Corporation in that previous fiscal year were sufficient to pay such divIdends in whole or in part.

Dividends and Conversion of Preferred Stock. In the event that the Corporation shall have declared but unpaid dividends outstanding immediately prior to, and in the event of, a conversion of Preferred Stock (as provided in Section 4), the Corporation shall, at its option, promptly pay in cash to the holders of Preferred Stock subject to conversion the full amount of any such dividends, or allow such dividends to be converted into Common Stock, based upon the fair market value of the shares of Common Stock, as determined by the Corporation's Board of Directors at and as of such date upon which an election is delivered to the Corporation, and otherwise in accordance with, and pursuant to the terms specified in, Section 4 hereof.

Optional Conversion

Each share of Preferred Stock shall be convertible to Common Stock at the option of the holder.

Please see exhibit F for additional information on the material rights of the Series See Preferred Stock.

Convertible Debt (deferred payments in lieu of cash)

The security will convert into Common stock and the terms of the Convertible Debt (deferred payments in lieu of cash) are outlined below:

Amount outstanding: $461,796.00
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: An equity financing of at least $5M

Material Rights

There is no maturity date associated with this convertible debt.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,500,000.00
  Number of Securities Sold: 3,500,000
  Use of proceeds: Start-up activities such as product development, operations, business development, marketing, and G&A
  Date: July 31, 2015
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $70,000.00
  Use of proceeds: Growth capital--G&A, business development, marketing, etc.
  Date: February 07, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $6,786,807 compared to $13,522,238 in fiscal year 2022. The significant growth in revenue was driven primarily by increased demands for the company's products and services after the Covid-19 pandemic, expansion into e-commerce platforms, increased brand awareness resulting from increased investment in digital marketing and promotional campaigns, and installation of new kiosks.

Cost of sales

Cost of Sales for fiscal year 2021 was $4,007,279 compared to $7,469,907 in fiscal year 2022. The increase was consistent with overall revenue growth with a slight cost reduction due to the increase in scale.

Gross margins

Gross margins for fiscal year 2021 were $2,779,528 (41% of revenue) compared to $6,052,331 (45% of revenue) in fiscal year 2022. The economy of scale and continuous improvements in operating efficiencies (e.g., cost reduction, product quality, kiosk reliability, and up-time, etc.) played a role in the margin improvement.

Expenses

Expenses for fiscal year 2021 were $2,142,383 compared to $3,884,962 in fiscal year 2022. The increase in expenses was in line with the need to support topline growth, reflecting additional spending in staffing, marketing and promotion, customer service, and post-sales technical and logistical support.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion that the historical revenue and cash flows will not be indicative of the revenue and cash flows expected for the future because top line revenue is expected to increase as the management team executes the growth plan, while cash flow may decrease due to the investment nature of growing the company. Past cash was primarily generated through sales of products and services. Our goal is to continue driving sales though our current channels while heavily investing capital into growing our kiosk network, developing new distribution and sales channels, introducing new products, continue to build brand awareness by executing our digital- and social-media centric marketing and promotional strategies.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 2023, the Company is cash-flow positive, has capital resources available in the form of roughly $2,000,000 cash on hand and an existing line of credit of $100,000 with Wells Fargo, and has an outstanding balance of $0.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds from this campaign are critical to our company operations and growth plans. While we currently have positive cash flow and organic income, the funds from this campaign will enable the company to expand the scale of operations to capitalize on the full market potential for our unique products and services in the expanding space of portable power for mobile devices.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary for the viability of the Company. Of the total funds that our Company has and is expected to derive from organic growth, approximately 35% will be made up of funds raised from the crowdfunding campaign, if it reaches its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate indefinitely. The company is currently profitable and generating revenue in excess of our monthly burn rate.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely. This is based on the company currently being cash flow positive. This offering will enable the company to take on a more aggressive stance on product and channel expansions.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources from equity fund raising. However, the company will continue to assess its need for, and to explore advantageous opportunities in, non-equity-based capital resources such as lines of credit, equipment leasing, etc. as the scale of its operation grows

Indebtedness

- Creditor: Ashford
  Amount Owed: $14,536.49
  Interest Rate: 14.0%
  Maturity Date: January 08, 2026

Amount owed (including interest) calculated as of 8/31/2023.

- Creditor: Brenner
  Amount Owed: $82,910.12
  Interest Rate: 14.0%
  Maturity Date: April 04, 2022
  Amount owed (including interest) calculated as of 8/31/2023.

- Creditor: EEI
  Amount Owed: $63,551.72
  Interest Rate: 14.0%
  Maturity Date: December 25, 2025
  Amount owed (including interest) calculated as of 8/31/2023.

- Creditor: Fan
  Amount Owed: $77,747.20
  Interest Rate: 14.0%
  Maturity Date: January 24, 2022
  Amount owed (including interest) calculated as of 8/31/2023.

- Creditor: Li Cao
  Amount Owed: $87,226.69
  Interest Rate: 7.0%
  Maturity Date: June 08, 2023
  Amount owed (including interest) calculated as of 8/31/2023.

- Creditor: McKim
  Amount Owed: $35,692.52
  Interest Rate: 14.0%
  Maturity Date: December 25, 2025
  Amount owed (including interest) calculated as of 8/31/2023.

- Creditor: Prim
  Amount Owed: $42,700.94
  Interest Rate: 14.0%
  Maturity Date: January 06, 2026
  Amount owed (including interest) calculated as of 8/31/2023.

- Creditor: Wu Junbo
  Amount Owed: $524,621.65
  Interest Rate: 5.0%
  Maturity Date: December 06, 2027
  Amount owed (including interest) calculated as of 8/31/2023.

- Creditor: Xu
  Amount Owed: $72,682.45
  Interest Rate: 14.0%
  Maturity Date: January 15, 2026
  Amount owed (including interest) calculated as of 8/31/2023.

- Creditor: Yu
  Amount Owed: $71,385.04
  Interest Rate: 14.0%
  Maturity Date: January 01, 2026
  Amount owed (including interest) calculated as of 8/31/2023.

- Creditor: McQuilkin
  Amount Owed: $469,636.85
  Interest Rate: 15.0%
  Maturity Date: March 05, 2027
  Amount owed (including interest) calculated as of 8/31/2023.

- Creditor: Holders of certain convertible debt
  Amount Owed: $461,796.00

Interest Rate: 0.0%
See Company Securities entry for Convertible Debt (deferred payments in lieu of cash)

- Creditor: The CAEN Group LLC
  Amount Owed: $1,079,164.00
  Interest Rate: 6.0%
  There is no fixed maturity date. Lender agreed to a flexible repayment plan by the company as its business conditions permit.

- Creditor: Certain Convertible Note Holders
  Amount Owed: $33,000.00
  Interest Rate: 5.0%
  Maturity Date: November 01, 2026
  See Company Securities entry for 5yr/5% Optional Convertible Note

- Creditor: Certain Convertible Note Holders
  Amount Owed: $43,500.00
  Interest Rate: 5.0%
  Maturity Date: February 06, 2027
  See Company Securities entry for 5yr/5% Optional Convertible Note

Related Party Transactions

- Name of Entity: The CAEN Group, LLC
  Names of 20% owners: Chi Yau, Kathleen Yau (wife), and Aaron Yau (son)
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: CAEN has agreed to lend and has actually lent money to the Company as part of the founding agreement (Operating Agreement). At December 31, 2022, the outstanding balance was $1,079,164
  Material Terms: At 6% interest rate with flexible payment terms as Company's business conditions permit.

- Name of Entity: The CAEN Group, LLC
  Names of 20% owners: Chi Yau, Kathleen Yau (wife), Aaron Yau (son)
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: As of August 31, 2021, all claims, obligation, ownership, rights, etc. between Tricopian Inc. and Chengyan Tong has been transferred from Chengyan Tong to The CAEN Group, LLC (Chi Yau's family office and Chi Yau is one of the founders).
  Material Terms: As a result of these transactions, the Company owes The CAEN Group net amount of $150,000 in convertible notes which have been subsequently converted into common shares.

Valuation

Pre-Money Valuation: $48,005,162.60

Valuation Details:

This valuation was calculated internally by the Company without the use of any formal independent third party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all preferred stock is converted to common stock. The Company has no outstanding warrants.

In making this calculation, we have not assumed that any outstanding options are exercised or that any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $531,796 in Convertible Debt outstanding (interest calculated as of 11/7/2023). Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

The company's revenue grew over the past two fiscal years, increasing from $6,786,806.97 in 2021 to $13,522,237.85. With over 500 kiosks operating across the United States, including strategic locations in 50+ international airports and 30 major theme parks, the company has established a broad and diversified distribution network, covering high-traffic areas and attracting a wide range of potential customers.

The company's partnerships with the largest theme parks and some of the busiest airports in the United States with multi-year exclusive contracts provides a competitive advantage to prevent potential competitors from entering our markets

As one of the first reusable, portable charging systems allowing users to charge mobile devices on the go and swap for a fresh one, the company taps into the growing demand for convenient and eco-friendly mobile device charging solutions that generate recurring revenues from both products and services in the space of mobile, portable power with the unique selling point (USP) of "Swappable Power."

Industry Revenue Multipliers:

Industry revenue multipliers can vary based on factors such as growth potential, market dynamics, and profitability. A common multiplier used for valuation in this industry is the Price-to-Sales (P/S) ratio, which typically ranges from 2 to 5 for companies in the technology and kiosk sectors. Given the company's valuation of $48,000,000 and its revenue, the P/S ratio would be in the range of 3.55x ($48,000,000 / $13,522,237.85 revenue in 2022) to 3.2x ($48,000,000 / $15,100,000 TTM revenues).

Market Data and Comparable Companies:

EcoATM: In 2013, Outerwall (Formerly Coinstar) bought ecoATM a kiosk-based cell phone recycling business for $350M in cash to expand into device recycling kiosks.

KeyMe: KeyMe, a company offering key duplication and locksmith services, raised $35 million in a Series E funding round in 2020. To date, the company has raised $191M.

Recent market data shows that the portable charger market and demand for kiosk-enabled mobile charging services are experiencing growth, driven by the increasing reliance on mobile devices and the demand for convenient charging solutions. While specific valuation data for companies in this niche may not be readily available, we looked at revenue multiples for KeyMe and ecoATM and believe that our 3.2x to 3.5x Price-to-Sales ratio is conservativefor our industry.

For additional information and sources for start-ups and early stage companies (including KeyMe and ecoATM):

Crunchbase: https://www.crunchbase.com/home

Use of Proceeds

If we raise the Target Offering Amount of $9,998.42 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,998.84, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  15.0%
  • Investment in new product and equipment/kiosk development and enhancements • Improvement of technological capabilities, reliability, and infrastructure • Recruitment and retention of top talent in design and engineering

- Sales & Marketing
  23.5%
  • Business development and creation of new sales channels to drive market penetration and revenue growth • Development of comprehensive marketing campaigns to increase brand awareness • Investment in customer acquisition and retention programs • Enhancement of digital marketing platforms and tools • Marketing for this crowdfunding raise

- Operations and Infrastructure
  25.0%
  • Scaling up pre- and post-sales operation, support, and service capabilities • Upgrade and maintenance of existing facilities • Implementation of operational efficiencies and optimized processes and procedures • Improvement of supply chain and logistic efficiencies

- Geographic Expansion

20.0%

• Market entry and establishment in new channels/regions/markets • Customization efforts to adapt products/services to specific market segments • Building strategic partnerships and alliances for new market penetration

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Financing Related Cost
  10.0%
  Costs related to the equity crowdfunding campaign and marketing.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.fuel-rod.com/ (https://www.fuel-rod.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/fuelrod

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Tricopian, Inc.

[See attached]

TRICOPIAN, INC. DBA FUELROD

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Tricopian, Inc. DBA FuelRod
Del Mar, California

We have reviewed the accompanying consolidated financial statements of Tricopian, Inc. DBA FuelRod (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2022 and December 31, 2021, and the related consolidated statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

October 10, 2023
Los Angeles, California

TRICOPIAN INC. DBA FUELROD
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	1,065,610	$	381,326
Accounts Receivable, net		16,479		8,578
Inventory		1,457,534		696,333
Prepaids and Other Current Assets		322,403		421,295
Total Current Assets		**2,862,026**		**1,507,532**
Property and Equipment, net		56,373		99,779
Equity Investment		35,440		67,987
Intangible Assets		52,426		70,242
Deferred Tax Asset		502,266		1,112,818
Security Deposit		75,791		75,897
Right-of-Use Assets		67,532		-
Total Assets	$	**3,651,854**	$	**2,934,255**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	492,323	$	781,266
Credit Cards		40,178		66,059
Current Portion of Loans and Notes		636,992		308,517
Current Portion of Convertible Note		1,481,816		1,481,816
Accrued Interest on Convertible Notes		294,206		243,995
Shareholder Loan		1,079,164		1,400,833
Other Current Liabilities		1,332,209		1,053,409
Total Current Liabilities		**5,356,887**		**5,335,895**
Promissory Notes and Loans		814,920		1,506,689
Convertible Note		70,000		30,000
Right-of-Use Lease, Operating Lease		71,525		-
Total Liabilities		**6,313,332**		**6,872,584**
STOCKHOLDERS EQUITY				
Common Stock		1,075		1,075
Preferred Stock		350		350
Additional Paid in Capital		3,288,374		3,278,574
Retained Earnings/(Accumulated Deficit)		(5,951,276)		(7,218,328)
Total Stockholders' Equity		**(2,661,478)**		**(3,938,329)**
Total Liabilities and Stockholders' Equity	$	**3,651,854**	$	**2,934,255**

See accompanying notes to financial statements.

TRICOPIAN INC. DBA FUELROD
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net Revenue	$	13,522,238	$	6,786,807
Cost of Goods Sold		7,469,907		4,007,279
Gross Profit		6,052,331		2,779,528
		45%		41%
Operating Expenses				
General and Administrative		1,155,253		501,754
Operating Expenses		1,643,451		993,623
Research and Development		27,062		11,175
Sales and Marketing		1,059,196		635,832
Total Operating Expenses		3,884,962		2,142,383
Operating Income/(Loss)		2,167,369		637,146
Interest Expense		398,258		307,057
Depreciation and amortization		309,605		128,975
Other Loss/(Income)		187,511		(90,885)
Income/(Loss) before provision for income taxes		1,271,995		291,999
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	$	**1,271,995**	$	**291,999**

See accompanying notes to financial statements.

TRICOPIAN, INC. DBA FUELROD
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Preferred Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2020	**10,745,500**	**$ 1,075**	**3,500,000**	**$ 350**	**$ 3,264,274**	**$ (7,510,326)**	**$ (4,244,628)**
Share-Based Compensation					9,933		9,933
Capital Contribution					4,367		4,367
Net Income/(Loss)						291,999	291,999
Balance—December 31, 2021	**10,745,500**	**$ 1,075**	**3,500,000**	**$ 350**	**$ 3,278,574**	**$ (7,218,328)**	**$ (3,938,329)**
Share-Based Compensation					11,891		11,891
Capital Distribution					(2,091)		(2,091)
Introduction of new leasing standard (ASC 842)						$ (4,944)	(4,944)
Net Income/(Loss)						1,271,995	1,271,995
Balance—December 31, 2022	**10,745,500**	**$ 1,075**	**3,500,000**	**$ 350**	**$ 3,288,374**	**$ (5,951,276)**	**$ (2,661,478)**

See accompanying notes to financial statements.

TRICOPIAN, INC. DBA FUELROD
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Income/(Loss)	$	1,271,995	$	291,999
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		234,635		89,594
Amortization of Intangibles		32,946		39,381
Amortization of ROU Assets		42,022		
Introduction of new Lease standard		(4,944)		
Share-based Compensation		11,891		9,933
Changes in operating assets and liabilities:				
Accounts Receivable, net		(7,901)		(8,408)
Inventory		(761,201)		(67,108)
Prepaids and Other Current Assets		98,892		(230,952)
Accrued Interest on Convertible Notes		50,211		45,947
Accounts Payable		(288,943)		(177,433)
Credit Cards		(25,881)		(196,823)
Other Current Liabilities		278,800		652,562
Security Deposit		105		(1,246)
Deferred Tax Asset		610,552		107,845
Net cash provided/(used) by operating activities		**1,543,179**		**555,291**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(191,229)		(19,349)
Equity Investment		32,547		(4,992)
Purchases of Intangible Assets		(15,130)		(30,491)
Right-of-Use Assets		(109,554)		-
Net cash provided/(used) in investing activities		**(283,366)**		**(54,832)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Shareholder Loans		(321,669)		1,400,833
Borrowing on Promissory Notes and Loans		(363,294)		(1,424,264)
Borrowing on Convertible Notes		40,000		(170,000)
Capital Contribution/Distribution		(2,091)		4,367
Right-of-Use Lease, Operating Lease		71,525		-
Net cash provided/(used) by financing activities		**(575,529)**		**(189,064)**
Change in Cash		684,284		311,395
Cash—beginning of year		381,326		69,931
Cash—end of year	$	**1,065,610**	$	**381,326**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	398,258	$	307,057
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Tricopian, Inc. DBA FuelRod was incorporated on June 6, 2011, in the state of California as Tricopian, LLC. Tricopian, LLC, a California limited liability company converted to Tricopian, Inc., a Delaware corporation on July 1, 2016. The company Tricopian, Inc. DBA FuelRod has a wholly-owned subsidiary TRICOPIAN (Shanghai) Power Technology Co., Ltd. incorporated in accordance with laws and regulation of P. R. China on June 5, 2017. The consolidated financial statements of Tricopian, Inc. DBA FuelRod (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Del Mar, California.

Tricopian, Inc. DBA FuelRod is the California-based developer of the innovative FuelRod® mobile charging products and services for portable electronic devices such as smartphones and tablets. At the over 500 FuelRod® SwapBox® kiosks located at high-traffic venues such as major airports and theme parks, customers purchase a FuelRod® portable charging kit complete with connection cables and charge-up. By swapping a used FuelRod® for a fully recharged one at any SwapBox® in the FuelRod® network, users have the convenience of keeping their devices powered on the go. The core business of the subsidiary includes: a) technical development, technical consulting, proprietary technology transfer in eco-friendly, portable power technology and products; b) wholesale of power and electronic products and equipment; c) direct-to-consumer sales online and via vending machines; d) import and export, and other related services.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiary TRICOPIAN (Shanghai) Power Technology Co., Ltd. over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $52,697 and $0, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using an average cost method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Auto	5 years
Furniture & Equipment	5-7 years
Leasehold Improvements	15 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its software and trademark. Trademark costs are indefinite lived.

Income Taxes

Tricopian Inc. DBA FuelRod is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: The Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its branded portable chargers as starter kits and recurring replacement units and by providing on-the-go, portable power service that enables customers to swap their depleted chargers for fully charged ones.

Cost of sales

Costs of goods sold include the cost of materials, freight and delivery etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2022 and December 31, 2021 amounted to $511,619 and $264,961, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 10, 2023, which is the date the consolidated financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The cumulative effects of the changes made to our condensed consolidated balance sheet as of the beginning of 2022 as a result of the adoption of the accounting standard update on leases were as follows:

	As filed December 31, 2021	Recognition of Operating Leases	Total Effects of Adoption	With effect of lease accounting standard update January 1, 2022
Assets				
Right of use asset, net	$ -	$ 109,554	$ 109,554	$ 109,554
Liabilities				
Current Portion of Lease Obligation	-	42,973	42,973	$ 42,973
Lease Obligation	-	71,525	71,525	$ 71,525
Deferred Rent Current	-	-	-	$ -
Deferred Rent Non-current	-	-	-	$ -
Equity				
Retained Earnings	-	(4,944)	(4,944)	$ (4,944)
Total	$ -	$ -	$ -	$ -

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Finished Products	$ 1,457,534	$ 696,333
Total Inventory	**$ 1,457,534**	**$ 696,333**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Prepaid Expenses	$ 53,993	$ 62,309
On Order Asset	128,442	278,866
E-commerce (Shopify) reserve	88	-
E-commerce (Amazon) reserve	25,573	9,982
Due from suppliers	0	0
Other Current Assets	114,308	70,138
Total Prepaids and Other Current Assets	**$ 322,403**	**$ 421,295**

Other current liabilities consist of the following items:

As of Year Ended December 31,		2022		2021
Accrued Expenses	$	875,067	$	943,848
Accrued Purchase Receipts		326,295		-
First Insurance Funding Corporation		19,902		18,721
Sales Tax Payable		101,397		81,332
Shopify Gift Card		60		20
SaveME Deposits		9,488		9,488
Total Other Current Liabilities	$	1,332,209	$	1,053,409

5. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,		2022		2021
Auto	$	9,000	$	9,000
Furniture & Equipment		987,675		796,446
Leasehold Improvements		21,939		21,939
Property and Equipment, at Cost		1,018,614		827,385
Accumulated depreciation		(962,241)		(727,606)
Property and Equipment, Net	$	56,373	$	99,779

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $234,635 and $89,594 respectively.

6. INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible asset consist of:

As of Year Ended December 31,		2022		2021
Software	$	217,178	$	202,573
Trademark		9,140		8,615
Intangible Assets, at cost		226,317		211,187
Accumulated Amortization		(173,891)		(140,945)
Intangible Assets, Net	$	52,426	$	70,242

Entire intangible assets have been amortized. Amortization expenses for trademarks and patents for the fiscal year ended December 31, 2022 and 2021 were in the amount of $32,946 and $39,381 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period	Amortization Expense
2023	$ 32,946
2024	19,480
2025	-
2026	-
Thereafter	-
Total	$ 52,426

7.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 25,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 10,745,500 shares of Common Stock have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 4,000,000 shares of Preferred Stock with a $0.0001 par value. As of December 31, 2022, and December 31, 2021, 3,500,000 shares of Preferred Stock have been issued and are outstanding.

8.   SHAREBASED COMPENSATION

During 2016, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 3,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	2,625,527	$ 0.05	-
Granted	250,000		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	2,875,527	$ 0.05	5.08
Exercisable Options at December 31, 2021	2,441,985	$ 0.05	5.08
Granted	35,455	$ -	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	2,910,981	$ 0.05	4.08
Exercisable Options at December 31, 2022	2,669,940	$ 0.05	4.08

Stock option expenses for the years ended December 31, 2022, and December 31, 2021 were $11,891 and $9,933, respectively.

9.   DEBT

Leases

The Company has entered into operating lease agreement to rent business premises in Florida; the lease period expires on June 15, 2024. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreement generally does not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to leases is as follows:

	December 31, 2022
Lease Liability	
Beginning Balance	$ 114,498
Additions	$ -
Lease Payments	(42,973)
Balance at end of period	$ 71,525

The aggregate minimum annual lease payments under operating lease in effect on December 31, 2022, are as follows:

	December 31, 2022
2023	$ 48,745
2024	22,780
2025	-
2026	-
2027	
Thereafter	-
Total	**$ 71,525**

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Decathlon Alpha III, L.P.	$ 800,000	17.28%	03/20/2017	09/25/2021	$ 138,258	$ 138,258	$ 96,633	$ -	$ 234,891	$ 138,258	$ 661,743		$ 539,139	$ 1,200,882
McQuilkin Living Trust, November 1st, 1999	$ 566,313	15.00%	06/05/2018	06/05/2025	$ 84,947	$ 84,947	$ 131,136	$ 401,428	$ 617,511	$ 84,947	$ 84,947	$ 131,136	$ 343,395	$ 559,478
Stephen McKim	$ 50,000	14.00%	02/22/2019	02/25/2024	$ 7,000	$ 7,000	$ 13,961	$ 29,975	$ 50,935	$ 7,000	$ 7,000	$ 13,961	$ 28,614	$ 49,575
Eagle Enterprises	$ 89,027	14.00%	02/25/2019	02/25/2024	$ 12,464	$ 12,464	$ 24,858	$ 53,371	$ 90,692	$ 12,464	$ 12,464	$ 24,858	$ 44,946	$ 82,268
Dajian Yu	$ 100,000	14.00%	02/25/2019	03/01/2024	$ 14,000	$ 14,000	$ 27,922	$ 59,949	$ 101,871	$ 14,000	$ 14,000	$ 27,922	$ 57,227	$ 99,149
Richard Brenner, ALB II Irrevocable Trust	$ 117,500	14.00%	04/04/2019	05/04/2024	$ 16,450	$ 16,450	$ 32,808	$ 71,520	$ 120,779	$ 16,450	$ 16,450	$ 32,808	$ 68,791	$ 118,049
Primier, LLC	$ 58,750	14.00%	04/06/2019	05/06/2024	$ 8,225	$ 8,225	$ 16,404	$ 35,760	$ 60,389	$ 8,225	$ 8,225	$ 16,404	$ 34,395	$ 59,024
Tona Ashford and Brynda Gay	$ 20,000	14.00%	04/08/2019	04/08/2024	$ 2,800	$ 2,800	$ 5,584	$ 12,166	$ 20,550	$ 2,800	$ 2,800	$ 5,584	$ 11,709	$ 20,093
Lingdi Wang and Wen Xu	$ 100,000	14.00%	04/15/2019	05/15/2024	$ 14,000	$ 14,000	$ 27,922	$ 60,868	$ 102,790	$ 14,000	$ 14,000	$ 27,922	$ 58,545	$ 100,467
Zhenggang Fan and Suqin Zeng	$ 100,000	14.00%	05/22/2019	05/22/2024	$ 14,000	$ 14,000	$ 27,922	$ 65,747	$ 107,669	$ 14,000	$ 14,000	$ 27,922	$ 61,136	$ 103,058
SBA EIDL Loan	$ 25,000	3.75%	06/08/2020	06/08/2050	$ 938	$ 938	$ 832	$ 24,135	$ 25,905	$ 938	$ 938	$ -	$ 25,000	$ 25,938
PPP Loan	$ 233,792	1.00%	02/25/2021	forgiven	$ -	$ -	$ -	$ -	$ -	$ 2,338	$ 2,338	$ -	$ 233,792	$ 236,130
Celtic Bank	$ 250,000	15.00%	11/16/2022	11/16/2023	$ 4,623	$ 4,623	$ 231,010	$ -	$ 235,633	$ -	$ -	$ -	$ -	$ -
Total					$ 317,704	$ 317,704	$ 636,992	$ 814,920	$ 1,769,616	$ 315,419	$ 838,904	$ 308,517	$ 1,506,689	$ 2,654,110

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 636,992
2024	521,324
2025	271,124
2026	832
2027	832
Thereafter	20,806
Total	**$ 1,451,912**

Owner Loans

During the years presented, the Company borrowed money from the owners. The details of the loans from the owners are as follows:

					For the Year Ended December 2022			For the Year Ended December 2021		
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
The CAEN Group, LLC (Chi Yau's family office)	$1,400,833	6.00%	Fiscal Year 2013	No set maturity	$ 1,079,164	$ -	$ 1,079,164	$ 1,400,833	$ -	$ 1,400,833
Total					$ 1,079,164	$ -	$ 1,079,164	$ 1,400,833	$ -	$ 1,400,833

Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Zhenxiang Dai - Convertible Note	$ 100,020	7.00%	09/10/2015	03/09/2017	-	10,502	100,020	-	110,522	-	10,502	100,020	$ -	110,522
Weidong Ren - Convertible Note	$ 100,000	7.00%	09/10/2015	03/09/2017	-	10,500	100,000	-	110,500	-	10,500	100,000	$ -	110,500
Stephen Walton McKim - Convertible Note	$ 50,000	7.00%	10/12/2015	04/11/2017	-	5,250	50,000	-	55,250	-	5,250	50,000	$ -	55,250
Junbo Wu - Convertible Note	$ 450,000	7.00%	04/05/2017	10/04/2018	31,500	180,888	450,000	-	630,888	31,500	149,388	450,000	$ -	599,388
Li Cao - Convertible Note	$ 60,000	7.00%	04/08/2017	10/07/2018	4,200	24,084	60,000	-	84,084	4,200	19,884	60,000	$ -	79,884
Yang Li - Convertible Note	$ 60,000	7.00%	04/10/2017	10/09/2018	-	6,300	60,000	-	66,300	-	6,300	60,000	$ -	66,300
CAEN - Convertible Note	$ 150,000	5.00%	08/01/2017	08/01/2022	7,500	40,644	150,000	-	190,644	7,500	33,144	150,000	$ -	183,144
Xiaoming Li - Convertible Note	$ 50,000	5.00%	06/28/2018	06/28/2023	2,500	12,500	50,000	-	62,500	2,500	8,781	50,000	$ -	58,781
Xiaoming Li - Convertible Note	$ 30,000	5.00%	11/01/2021	11/01/2026	1,500	1,747	-	30,000	31,747	1,500	247	-	$ 30,000	30,247
Xiaoming Li - Convertible Note	$ 40,000	5.00%	02/07/2022	02/07/2027	2,000	1,792	-	40,000	41,792	-	-	-	$ -	-
Fronis Group - Deferred Payment	$ 36,500	not set	not set	not set	-	-	36,500	-	36,500	-	-	36,500	$ -	36,500
Innobridge - Deferred Payment	$ 48,265	not set	not set	not set	-	-	48,265	-	48,265	-	-	48,265	$ -	48,265
L. Haasbroek - Deferred Payment	$ 101,000	not set	not set	not set	-	-	101,000	-	101,000	-	-	101,000	$ -	101,000
M. Boehm - Deferred Payment	$ 10,000	not set	not set	not set	-	-	10,000	-	10,000	-	-	10,000	$ -	10,000
M. Draper - Deferred Payment	$ 16,031	not set	not set	not set	-	-	16,031	-	16,031	-	-	16,031	$ -	16,031
You-can.biz, Switzerland - Deferred Payment	$ 250,000	not set	not set	not set	-	-	250,000	-	250,000	-	-	250,000	$ -	250,000
Total	**$1,551,816**				**$ 49,200**	**$ 294,206**	**$ 1,481,816**	**$ 70,000**	**$ 1,846,022**	**$ 47,200**	**$ 243,995**	**$1,481,816**	**$ 30,000**	**$ 1,755,811**

The convertible notes are convertible into common shares at a conversion price. The conversion price is defined in separate agreements and it is in the range between $0.9 and $3.0. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

10. INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

	December 31, 2022	December 31, 2021
Current:		
Federal, state, and local	$ -	$ -
Total Tax Expense/(Benefit)	$ -	$ -
Deferred		
Federal, state, and local	$ 610,552	$ 107,845
Total Deferred Tax Expense/(Benefit)	$ 610,552	$ 107,845
Valuation Allowance	(610,552)	(107,845)
Net Tax Provision	$ -	$ -

Deferred tax assets (liabilities) comprised the following:

	December 31, 2022	December 31, 2021
Net Operating Loss	$ 502,266	$ 1,112,818
Valuation Allowance	$ (502,266)	$ (1,112,818)
Net Deferred Tax Assets	$ -	$ -

The cumulative NOLs are $1,683,196 as of December 31, 2022.

11. RELATED PARTY

During years, the Company borrowed money from The CAEN Group, LLC (Chi Yau's family office and Chi Yau is one of the founders) based on the Tricopian LLC Operating Agreement. The CAEN's outstanding "6% APR loan" does not have a specific payback term. It has been and will continue to be paid back "as business conditions permit." As of December 31, 2022, and December 31, 2021, the outstanding balance of this loan is $1,079,164 and $1,400,833.

As of August 31, 2021, all claims, obligation, ownership, rights, etc. between Tricopian Inc. and Chengyan Tong has been transferred from Chengyan Tong to The CAEN Group, LLC (Chi Yau's family office and Chi Yau is one of the founders). As a result of these transactions, the Company owes The CAEN Group net amount of $150,000 in convertible notes.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through October 10, 2023, which is the date the consolidated financial statements were available to be issued.

On January 6, 2023, the Company converted Junbo Wo Convertible Note Agreement into Loan Agreement in the total amount of $595,732 (the original principal of convertible note of $450,000 and accrued interest at 7% per annum). The Loan together with accrued and unpaid interest and all other charges, costs, and expenses, is due and payable on or before January 6, 2028. The Principal Balance shall bear interest at the rate of 5% per annum.

On March 21, 2023, the Company entered into First Amendment to Lease with TECH BUSINESS CENTER LLC, a California limited liability company to rent property (the Company previously entered into this lease agreement on May 9, 2018). The lease term is extended to expire on October 31, 2028. The extended Lease Term from November 1, 2023 through October 31, 2028 is be defined as the Extended Lease Term. The adjusted Base Rent and Rent payment schedule for the Extended Lease Term is as follows:

- November 1, 2023 – November 31, 2023, $7,540.50 per month + Operating Expenses
- December 1, 2023 – December 31, 2023, $7,540.50 + Operating Expenses
- January 1, 2024 – October 31, 2024, $7,540.50 per month + Operating Expenses
- November 1, 2024 – October 31, 2025, $7,842.12 per month + Operating Expenses
- November 1, 2025 – October 31, 2026, $8,155.80 per month + Operating Expenses
- November 1, 2026 – October 31, 2027, $8,482.04 per month + Operating Expenses
- November 1, 2027 – October 31, 2028, $8,821.32 per month + Operating Expenses

On May 25, 2023, the Company entered into a financing agreement with Clearco with following terms – funding provided is $142,217, estimated annual percentage rate is 36.86%, finance charge is $9,244, estimated total payment amount is $151,462 and estimated term is seventeen months.

On May 30, 2023, the Company entered into a financing agreement with Clearco with following terms – funding provided is $13,840, estimated annual percentage rate is 36.86%, finance charge is $900, estimated total payment amount is $14,740 and estimated term is seventeen months.

On June 8, 2023, the Company converted Li Cao Convertible Note Agreement into Loan Agreement in the total amount of $91,065 (the original principal of convertible note of $60,000 and accrued interest at 7% per annum). The Loan together with accrued and unpaid interest and all other charges, costs, and expenses, is due and payable on or before June 8, 2028. The Principal Balance shall bear interest at the rate of 7% per annum.

On August 31, 2023, the Company converted $710,020 of convertible notes and $85,696 of related accrued interest into 480,010 shares of Common Stock.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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The Swappable Power

Discover FuelRod™, an innovative mobile charging service with a patented network of kiosks allowing you to swap a depleted/damaged Fuelrod for a fresh fully charged unit.

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

$173,594.35 Reserved

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REASONS TO INVEST



- Our significant partnerships and placements within iconic destinations such as multiple theme parks & over 50 major airports across the nation, represent our wide market reach & scalability.
- With $52M+ in lifetime revenue, 11 patents & over 6 million swaps completed, FuelRod is well-positioned in the Global Portable Charger (Power Bank) Market, which is expected to reach $27.52 billion by 2030.*
- Founder & CEO Chi Yau assembled a management team and Board of Directors that possess extensive experience in developing and scaling innovative services and are passionate about FuelRod's mission to revolutionize portable charging through the power of the swap.





*Source

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RESERVED $173,594.35

INVESTORS 82

THE PITCH

FuelRod: Powering Up Convenience



A convenient, reusable, portable charging system.
fuelrod
fuelrod

At FuelRod, what we believe to be a trailblazer in mobile device charging, we've pioneered a patented kiosk network for swapping portable chargers on the go. **Our mission is straightforward: to provide people with portable power and the convenience to instantly swap (exchange) for a fully charged one.** Whether you're at an airport, theme park, college campus, convention center, or hospital, FuelRod has your mobile charging needs covered!




Ready to Use
Swap Anytime
Rechargeable
fuelrod

We're in the business of sustainability too, and we're proud to say that FuelRod is committed to eco-friendly practices. Our users have the option to recycle our rods, reducing waste and leaving a positive impact on the environment. Our business model combines innovation, convenience, and sustainability, making us a compelling opportunity at the forefront of a rapidly evolving world.

THE PROBLEM & OUR SOLUTION

Stay Powered & Worry-Free

The modern world is powered by our smart or mobile devices, but they often run out of power when we need them most. FuelRod understands this frustration, and it is our mission to keep people connected and worry-free. We've created a rechargeable and swappable portable charging system that is as convenient as it is eco-friendly.


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fuelrod
POWER READY TO GO!
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fuelrod
How it works:
Purchase a kit
Connect your device
Swap for a fresh unit

FuelRod's revenue model is driven by the sales of the FuelRod starter kit and the swap fees at the kiosks thereafter. Customers can purchase the complete FuelRod kit, including essential cables and adaptors for device charging, both at kiosks and online. The hallmark of FuelRod is its rapid and seamless exchange system, allowing customers to swap depleted units for fully charged ones at any nationwide kiosk in seconds.

FuelRod's recurring swapability generates steady income through service fees ranging from $1 to $3 per swap (depending on location). **Expanding beyond kiosk-centered revenue, FuelRod is diversifying sales channels via on-line marketplaces. We believe this accessibility positions FuelRod as an attractive opportunity in the dynamic mobile charging industry.**

THE MARKET & OUR TRACTION

Transforming the Charging Industry

FuelRod enters a thriving market with lots of momentum and room for expansion. With 11 international technology patents, we're addressing a multi-billion-dollar Total Addressable Market (TAM) for portable chargers. The Global Portable Charger (Power Bank) Market was valued at $10.49 billion in 2022, expected to grow at a CAGR of 12.6% from 2023 to 2030, reaching an expected value of $27.52 billion by 2030 (Source). Despite generating approximately $52 million in current lifetime revenue, our market share remains under 1% — driving our unique "Swappable Power" proposition.



$52M+ Lifetime revenue
$2M Secured from a VC Firm
11 International Patents
fuelrod

We take pride in our network of over 500 SwapBox™ Kiosks operational across the United States, spanning over 50 U.S. international airports, 30 major theme parks, and numerous other high-traffic locations, including convention centers, hotels, colleges, and hospitals. Our partnerships and placements within iconic destinations such as multiple theme parks, further represent our wide market reach and scalability. **Recognized as one of the Inc 5000 Fastest Growing Private Companies**, we've also secured $2 million from a venture capital firm. Our thriving presence on Amazon, an impressive YoY growth rate of 337% from 2021 to 2022, the success of our affiliate program, and endorsements from passionate influencers highlight our commitment to long-term success.



fuelrod
500+ Operational SwapBox Kiosks Nationwide
50+ United States International Airports
30 Major Theme Parks

WHY INVEST

Fuel the Future of Portable Energy



Invest today
Help us power up the potential of portable charging and be a part of this electrifying future
fuelrod

In the short term, FuelRod is focused on enhancing customer service and ensuring the availability and reliability of our kiosks, all aimed at keeping our valued customers satisfied with our current lineup. **Our mid to long-term goals involve the development of a cutting-edge second-generation product and an ambitious kiosk expansion strategy.**

Looking forward, we envision FuelRod kiosks becoming as ubiquitous as ATMs, with nationwide coverage. With a dedicated, strategic, and determined team, we're not seeking the easy path; we're creating a solid one. We invite you to be a part of this *electrifying* future.

Invest in FuelRod today and power up the potential of portable charging!

ABOUT

HEADQUARTERS
**2683 Via De La Valle Suite G228
Del Mar, CA 92014**

WEBSITE
View Site ⬀

Discover FuelRod™, an innovative mobile charging service with a patented network of kiosks allowing you to swap a depleted/damaged Fuelrod for a fresh fully charged unit.

TEAM



Chi Yau
Co-Founder | CEO | Board Member

Chi Yau has held senior leadership positions in a number of companies ranging from start-ups to major corporations with global presence in the U.S., Asia and Europe. A seasoned battery industry expert, Chi is the CEO and co-founder of Tricopian, Inc. Previously, he was VP of Operations at PowerGenix. His career began at AT&T Bell Laboratories, ascending to executive roles at AT&T/Lucent Technologies. Chi holds degrees in Electrical and Computer Engineering from UT at Austin.





Joe Yeagley
Co-Founder | COO | Board Member

Joe, with 25+ years in the power systems/battery industry, began his career at Liebert Corporation and then joined Exide Electronics of Eaton Corporation, rising to executive roles. In 2004, he ventured into San Diego start-ups and co-founded FuelRod as COO in 2011. He holds a B.S. from Miami University and completed executive programs at Babson College and Cranfield University.





Brian Gore
Chief Financial Officer

Brian Gore is an innovative Finance Leader with vast experience in platform development, forecasting, customer acquisition and team leadership. Skilled in driving institutional effectiveness, he focuses on staff training and mentoring to foster a culture of ownership. His leadership maximizes productivity and efficiency, setting a high standard for partners and exceeding expectations.





Adriana Lynch
Chief Marketing Officer

Adriana Lynch, with 25+ years in Strategy and Brand Management, excels in creating award-winning strategies for product positioning and brand recognition. Previously, she held roles at Disney, Häagen-Dazs, Pillsbury, P&G, and St. Joseph Health. A P&G Brazil alum, managing Pampers and Always, she holds an MBA from Harvard with Second Year Honors in 1996.





Claudio Frescas
Vice President, Sales & Marketing

Claudio Frescas, VP of Sales and Marketing at FuelRod, has 8+ years of experience in wireless and a business management degree, he is skilled in sales, marketing, and working with external agencies. Claudio's strengths in market analytics and content development contribute significantly to FuelRod's growth.





Zhenxiang (Bray) Dai
Vice President, Operations & Engineering

Bray Dai, a global leader in operations and business development, is known for his visionary leadership and expertise in supply chain strategy and engineering. Bray holds an MBA from Tianjin University and is fluent in English and Chinese, excelling in cross-cultural collaboration. At DFWIN International, he directs the vision and marketing strategies, and at TE Connectivity, he significantly improved supply chain efficiency. As Head of Business Development at Alcatel-Lucent, he focused on customer-centric solutions.



Dajian Yu
Board Member

Mr. Dajian Yu boasts 21+ years in venture capital and senior management across semiconductor, electronic, IT, and pharmaceutical sectors. Since 2010, he's been VP at Silicon Valley China Venture Management LLC and director at Kinetic Technologies, Consensic International, and Tricopian, LLC. Past roles include director of operations at General Parametrics (1985-1996), VP at Topology Corporation (1996-1999), and VP at Fuzhou Tianmeng (2009-2010).



Billy Prim
Board Member

Billy D. Prim, Chairman of Primo Capital LLC, invests in sports, CPG, and distribution firms. He founded Primo Water Corp., a leading direct-to-consumer water provider, and Blue Rhino Corp., a top propane exchange provider, later sold to Ferrellgas. Previously, he led American Oil & Gas Company. An Ernst & Young Entrepreneur of the Year awardee, he's involved with the World Presidents' Organization and Wake Forest institutes.





Richard Brenner
Board Member

Richard, a University of Georgia graduate, has led his family's garage door business, Amarr. Under his leadership, Amarr became the third-largest U.S. manufacturer, with 1,600+ employees across 40 states and 3 countries. After selling Amarr to ASSA ABLOY in 2013, he served as Vice-Chairman until 2017. Then, Richard acquired Image Wizards, now Vivid Metal Prints, specializing in aluminum dye-sublimation printing for photographers and businesses.



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Hastin Zylstra
9 days ago

Hello! I've been following FuelRod since the kiosks were added to major theme parks and have a couple of ...
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Chi Yau
FuelRod • 9 days ago

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HOW INVESTING WORKS

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

In today's hectic world, you deserve peace of mind when you're on-the-go with phones and tablets.

That's why we created FuelRod, the first portable charger that lets you swap your depleted rod for a fresh one.

You can recharge a FuelRod as needed or SWAP it for a freshly charged one at one of our kiosks

With significant partnerships and placements in such iconic destinations as all major theme parks and over 50 major airports, our self-service kiosks are conveniently located.

So, when you don't have time to wait for a charge, no worries, you can quickly swap your FuelRod and be on your way.

The revolutionary FuelRod swaps in seconds, so you can stay connected without interruption.

Simply drop your used FuelRod into the kiosk and receive a fresh one.

You'll be on your way, fully charged. Your FuelRod can be used with any micro USB Type C or Apple compatible devices.

With more than $52 million in lifetime revenue, 11 patents and over 6 million swaps, we are well positioned in the global market that's expected to reach a value of $27.5 billion by 2030.

In the short term, we are continuously focused on ways to enhance the customer's experience and grow out network of kiosks in existing markets.

Mid to long term goals include developing a cutting edge second gen product and expanding our kiosk placement strategy.

Looking forward, we're striving for FuelRod kiosks becoming as commonplace as the ATM.

With a dedicated, strategic and determined team, we're not seeking the easy path; we're creating a solid one.

We invite you to be a part of this electrifying future. Invest in FuelRod today and power up the potential of portable charging!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF A CALIFORNIA LIMITED LIABILITY COMPANY UNDER THE NAME OF "TRICOPIAN, LLC" TO A DELAWARE CORPORATION, CHANGING ITS NAME FROM "TRICOPIAN, LLC" TO "TRICOPIAN, INC.",FILED IN THIS OFFICE ON THE FIRST DAY OF JULY, A.D. 2016, AT 4:37 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

6084728 8100F
SR# 20164758186

Authentication: 202604772
Date: 07-05-16

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:37 PM 07/01/2016
FILED 04:37 PM 07/01/2016
SR 20164758186 - FileNumber 6084728

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A CORPORATION
PURSUANT TO SECTION 265 OF THE
DELAWARE GENERAL CORPORATION LAW

Tricopian, LLC, a limited liability company formed and existing under the laws of the State of California (the "Company"), by its duly authorized representative, does hereby certify that:

1. The date on which the Company was first formed was June 6, 2011.

2. The jurisdiction in which the Company was first formed is the State of California.

3. The jurisdiction of the Company immediately prior to the filing of this Certificate of Conversion is the State of California.

4. The name of the Company immediately prior to the filing of this Certificate of Conversion is Tricopian, LLC.

5. The name of the corporation into which the Company is being converted, as set forth in its Certificate of Incorporation, is Tricopian, Inc.

6. This Certificate of Conversion shall be effective upon the filing with the Delaware Secretary of State.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Conversion on June 28, 2016.

Tricopian, LLC
a California limited liability company

By: ______________________
Name: Chi Yau
Title: Chief Executive Officer



SIGNATURE PAGE FROM DE CERTIFICATE OF CONVERSION

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "TRICOPIAN, INC." FILED IN THIS OFFICE ON THE FIRST DAY OF JULY, A.D. 2016, AT 4:37 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

6084728 8100F
SR# 20164758186

Authentication: 202604772
Date: 07-05-16

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF INCORPORATION
OF TRICOPIAN, INC.

The undersigned, a natural person (the "***Sole Incorporator***"), for the purpose of organizing a corporation to conduct the business and promote the purposes hereunder stated, under the provisions and subject to the requirements of the laws of the State of Delaware, hereby certifies that:

ARTICLE I

The name of the corporation (hereinafter, the "***Corporation***") is Tricopian, Inc.

ARTICLE II

The address of the registered office of this Corporation in the State of Delaware is 3500 South DuPont Highway, Dover, DE 19901, County of Kent, and the name of the registered agent of this Corporation in the State of Delaware at such address is GKL Registered Agents, Inc.

ARTICLE III

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV

The Corporation is authorized to issue two classes of stock to be designated "***Common Stock***" and "***Preferred Stock***." The total number of shares of Common Stock that the Corporation is authorized to issue is Twenty Five Million (25,000,000) shares, $0.0001 par value per share. The total number of shares of Preferred Stock that the Corporation is authorized to issue is Four Million (4,000,000) shares, $0.0001 par value per share. The Preferred Stock will be issued in two series. The first series of Preferred Stock shall be comprised of Three Million (3,000,000) shares and shall be designated "***Series Seed Preferred***." The second series of Preferred Stock shall be comprised of One Million (1,000,000) shares and shall be designated "***Series Seed Preferred Prime***." The Series Seed Preferred and the Series Seed Preferred Prime shall together be referred to hereinafter as the "***Preferred Stock***."

The relative rights, preferences, privileges and restrictions granted to or imposed upon the Preferred Stock are as follows:

1. Dividends.

(a) **Dividends**. The holders of Preferred Stock shall be entitled to receive, out of funds legally available therefor, dividends when, as and if declared by the Corporation's Board of Directors. Dividends payable to the holders of the Preferred Stock, pursuant to this Section 1(a) shall not be cumulative, and no right shall accrue to the holders of the Preferred Stock by reason of the fact that dividends on the Preferred Stock are not declared or paid in any

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:37 PM 07/01/2016
FILED 04:37 PM 07/01/2016
SR 20164758186 - File Number 6084728

295.3

previous fiscal year of the Corporation, whether or not the earnings of the Corporation in that previous fiscal year were sufficient to pay such dividends in whole or in part.

(b) **Dividends and Conversion of Preferred Stock**. In the event that the Corporation shall have declared but unpaid dividends outstanding immediately prior to, and in the event of, a conversion of Preferred Stock (as provided in Section 4), the Corporation shall, at its option, promptly pay in cash to the holders of Preferred Stock subject to conversion the full amount of any such dividends, or allow such dividends to be converted into Common Stock, based upon the fair market value of the shares of Common Stock, as determined by the Corporation's Board of Directors at and as of such date upon which an election is delivered to the Corporation, and otherwise in accordance with, and pursuant to the terms specified in, Section 4 hereof.

2. **Liquidation Preference.**

(a) **Preference**. In the event of any (i) liquidation, dissolution or winding up of the Corporation, (ii) merger, consolidation or other similar transaction or series of related transactions in which stockholders of the Corporation immediately prior to such transaction(s) do not own at least fifty percent (50%) of the outstanding voting securities of the successor entity immediately after such transaction(s), (iii) transaction or series of transactions in which fifty percent (50%) or more of the Corporation's voting power is transferred (other than in connection with financing transactions in which the Corporation issues securities to investors for capital raising purposes), or (iv) transaction or series of transactions effecting the sale, lease, license, transfer or other disposition of all or substantially all of the assets, intellectual property or technology of the Corporation, including, without limitation, such a transaction with a direct or indirect subsidiary of the Corporation, or the exclusive license of all or substantially all of the material intellectual property rights of the Corporation (each such event, a "*Liquidation Event*") (provided that a transaction or series of transactions described in clauses (i) through (iv) of this Section 2(a) shall not constitute a Liquidation Event if (x) such transaction or series of transactions are entered into solely for the purpose of effecting a change of the Corporation's jurisdiction of organization, or (y) the holders of not less than a majority of the then-outstanding shares of Preferred Stock, voting as a separate class, on an as-if converted to Common Stock basis, elect that such transaction or series of transactions not be treated as a Liquidation Event), distributions to the Corporation's stockholders shall be made in the following manner:

(i) **Preferred Stock**. Each holder of Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders Common Stock, by reason of their ownership of such stock, the amount of (i) (A) $0.60 (the "*Original Series Seed Issue Price* "), as adjusted for any consolidations, combinations, stock distributions, stock dividends, stock splits or similar events with respect to the Preferred Stock (each a "*Recapitalization Event*"), for each share of Series Seed Preferred then held by such holder, plus (B) an amount equal to any declared but unpaid dividends on such shares of Series Seed Preferred ((A) and (B), collectively, the "*Series Seed Preference*"); and (ii) (A) $1.20 (the "*Original Series Seed Prime Issue Price* ") (appropriately adjusted for Recapitalization Events with respect to such share) for each share of Series Seed Preferred Prime then held by such holder, plus (B) an amount equal to any declared but unpaid dividends on such shares of Series Seed Preferred Prime ((ii)(A) and (ii)(B), collectively, the

DOCS 124032-000001/2543295.3

"*Series Seed Prime Preferred Preference*"). If, upon the occurrence of a Liquidation Event, the assets and funds available to be distributed among the holders of Preferred Stock shall be insufficient to permit the payment of the Series Seed Preference and/or the Series Seed Prime Preferred Preference, as applicable, in full to such holders, then the entire assets and funds of the Corporation legally available for distribution to the holders of Preferred Stock shall be distributed ratably among the holders of Preferred Stock based on the total Series Seed Preference and/or Series Seed Prime Preferred Preference due each such holder under this Section 2(a)(i).

(ii) **Distribution of Remaining Assets**. After payment has been made to the holders of Preferred Stock of the full amounts to which they are entitled pursuant to Section 2(a)(i) above, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of Common Stock and the holders of Preferred Stock.

(b) **Noncash Distributions**. The value of securities and property paid or distributed pursuant to this Section 2 shall be computed at fair market value (the "*Noncash Distribution Price*") at the time of payment to the Corporation or at the time made available to stockholders, all as determined by the Corporation's Board of Directors in the good faith exercise of their reasonable business judgment, *provided, however*, that (i) if such securities are listed on any established stock exchange or a national market system, their fair market value shall be the closing sales price for such securities as quoted on such system or exchange (or the largest such exchange) for the date the value is to be determined (or if there are no sales for such date, then for the last preceding business day on which there were sales), as reported in the Wall Street Journal or similar publication, and (ii) if such securities are regularly quoted by a recognized securities dealer but selling prices are not reported, their fair market value shall be the mean between the high bid and low asked prices for such securities on the date the value is to be determined (or if there are no quoted prices for such date, then for the last preceding business day on which there were quoted prices).

(c) **No Effect on Conversion**. Nothing hereinabove set forth shall affect in any way the right of each holder of Preferred Stock to convert such holder's shares of Preferred Stock at any time and from time to time into shares of Common Stock in accordance with Section 4 hereof.

3. **Voting Rights**.

(a) **General Rights**. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes by the holders of Preferred Stock shall not, however, be permitted and any fractional voting rights shall (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) be rounded to the nearest whole number (with one-half being rounded upward). Except as otherwise provided by law or by the other provisions of this Certificate of

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Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class. Except as otherwise required by law or hereunder, the holder of each share of Common Stock issued and outstanding shall have one vote.

(b) **Election of Board of Directors**. Notwithstanding the provisions of Section 3(a) above, (ii) for so long not fewer than an aggregate of 1,666,667 shares (proportionally adjusted for Recapitalization Events) of Preferred Stock (the "*Minimum Number of Preferred Shares*"), shall be issued and outstanding, the holders of Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Corporation's Board of Directors, at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors, and to remove from office such director and to fill any vacancy caused by the resignation, death or removal of such director; (ii) the holders of Common Stock, voting as a separate class, shall be entitled to elect three (3) members of the Corporation's Board of Directors at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors, *provided, however*, if and to the extent that the Minimum Number of Preferred Shares shall not be issued and outstanding, the holders of Common Stock, voting as a separate class, shall be entitled to elect four (4) members of the Corporation's Board of Directors at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors; and (iii) the holders of Preferred Stock and Common Stock, voting together as a single class on an as-if converted to Common Stock basis, shall be entitled to elect one (1) member of the Corporation's Board of Directors at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors , and to remove from office such director and to fill any vacancy caused by the resignation, death or removal of such director(s). "*Series Seed Director*" means any director appointed pursuant to Section 3(b)(i). "*Common Stock Director*" means any director appointed pursuant to Section 3(b)(ii). "*Independent Director*" means any director appointed pursuant to Section 3(b)(iii).

(c) **Removal of Directors**. Notwithstanding anything to the contrary in Section 3(b), (i) any Series Seed Director may be removed during such director's term of office, whether with or without cause, only by the affirmative vote or written consent of the holders of at least a majority of the outstanding shares of Series Seed Preferred, voting as a separate class on an as-if converted to Common Stock basis, (ii) any Common Stock Director may be removed during such director's term of office, whether with or without cause, only by the affirmative vote or written consent of the holders of at least a majority of the outstanding shares of Common Stock, voting as a separate class, and (iii) any Independent Director may be removed during such director's term of office, whether with or without cause, only by the affirmative vote or written consent of the holders of at least a majority of the outstanding shares of Preferred Stock and Common Stock, voting together as a single class on an as-if converted to Common Stock basis, *provided, however*, that during such time or times that the Corporation is subject to Section 2115(b) of the CGCL, unless the entire Board of Directors is removed, no individual director may be removed when the votes cast against such director's removal, or not consenting in writing to such removal, would be sufficient to elect that director if voted cumulatively at an election in which the same total number of votes were cast (or, if such action is taken by written

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consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of such director's most recent election were then being elected.

(d) **Cumulative Voting**. No person entitled to vote at an election for directors may cumulate votes to which such person is entitled, unless, at the time of such election, the Corporation is subject to Section 2115 of the CGCL, *provided, however*, that in the event the Corporation becomes a "listed corporation," as defined in Section 301.5(d) of the CGCL, cumulative voting shall be eliminated. During such time or times that the Corporation is subject to Section 2115(b) of the CGCL, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to cumulate such stockholder's votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting, and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, then all stockholders may cumulate their votes for candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

4. **Conversion Rights**.

Each share of Preferred Stock shall be convertible, at the option of the holder thereof, without the payment of any additional consideration by the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for such Preferred Stock as follows:

(a) **Right to Convert**.

(i) Each share of Series Seed Preferred shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or transfer agent for Series Seed Preferred. Each share of Series Seed Preferred shall be convertible into such number of fully-paid and non-assessable shares of Common Stock as is determined by dividing the Original Series Seed Issue Price (appropriately adjusted for Recapitalization Events with respect to such shares), by the then effective Series Seed Conversion Price for such Series Seed Preferred, determined as hereinafter provided. The conversion price for the Series Seed Preferred (the "*Series Seed Conversion Price*") shall initially be the Original Series Seed Issue Price. The Series Seed Conversion Price shall be subject to adjustment as provided in accordance with Section 4(d) below.

(ii) Each share of Series Seed Preferred Prime shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or transfer agent for Series Seed Preferred Prime. Each share of Series Seed Preferred Prime shall be convertible into such number of fully-paid and non-assessable shares of Common Stock as is determined by dividing the Original Series Seed Prime Issue Price (appropriately adjusted for Recapitalization Events with respect to such shares), by the then

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effective Series Seed Prime Conversion Price for such Series Seed Preferred Prime, determined as hereinafter provided. The conversion price for the Series Seed Preferred Prime (the "*Series Seed Prime Conversion Price*") shall initially be the Original Series Seed Prime Issue Price . The Series Seed Prime Conversion Price shall be subject to adjustment as provided in accordance with Section 4(d) below. The Series Seed Conversion Price and the Series Seed Prime Conversion Price are collectively hereinafter referred to as the "*Conversion Price.*"

(b)   **Automatic Conversion**. All then-outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock at the applicable Conversion Price then in effect, upon the earliest of: (i) the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Corporation to the public with aggregate proceeds to the Corporation of at least $10,000,000 (before deduction for underwriters commissions and expenses) (a "*Qualified Public Offering*"), or (ii) the affirmative vote or written consent of at least a majority of the then outstanding shares of Preferred Stock, voting as a separate class on an as-if converted to Common Stock basis. Any conversion upon satisfaction of either clause (i) or clause (ii) above shall be referred to herein as an "*Automatic Conversion.*" In the event of an Automatic Conversion of the Preferred Stock upon a Qualified Public Offering as aforesaid, the person(s) entitled to receive the shares of Common Stock issuable upon such conversion of such shares of Preferred Stock shall not be deemed to have converted such shares of Preferred Stock until immediately prior to the closing of such Qualified Public Offering.

(c)   **Mechanics of Conversion**. No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair value of one share of Common Stock, as determined in good faith by the Corporation's Board of Directors. Before any holder of Preferred Stock shall be entitled to convert the same into full shares of Common Stock and to receive certificates therefor, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Preferred Stock, and shall give written notice to the Corporation at such office that it elects to convert the same; *provided, however*, that in the event of an Automatic Conversion pursuant to Section 4(b) above, the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent, and provided, further, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion unless the certificates evidencing such shares of Preferred Stock are either delivered to the Corporation or its transfer agent, as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. The Corporation shall, as soon as practicable after such delivery, or such agreement and indemnification in the case of a lost certificate, issue and deliver at such office to such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock. Such conversion shall be deemed to have been made immediately

- 6 -

prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted, or in the case of Automatic Conversion, on the date of closing of the offering or the date of the affirmative vote or written consent pursuant to Section 4(b), as applicable, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.

      (d)   **Adjustments to Series Seed Preferred and Series Seed Preferred Prime Conversion Price**.

      (i)   **Adjustments for Dividends, Stock Splits, Subdivisions, Combinations, or Consolidations with respect to Common Stock**. In the event that the outstanding shares of Common Stock shall be increased by a stock split or stock dividend payable in Common Stock, stock split, subdivision or other similar transaction occurring after the Series Seed Prime Original Issue Date (as defined below) into a greater number of shares of Common Stock, the applicable Conversion Price then in effect shall, concurrently with the effectiveness of such event, be decreased in proportion to the percentage increase in the outstanding number of shares of Common Stock. In the event the outstanding shares of Common Stock shall be decreased by a reverse stock split, combination, consolidation or other similar transaction occurring after the Series Seed Prime Original Issue Date into a lesser number of shares of Common Stock, the applicable Conversion Price then in effect shall, concurrently with the effectiveness of such event, be increased in proportion to the percentage decrease in the outstanding number of shares of Common Stock.

      (ii)   **Adjustments for Other Distributions**. In the event the Corporation at any time or from time to time makes, or fixes a record date for the determination of holders of Common Stock entitled to receive, any distribution payable in securities of the Corporation other than shares of Common Stock, and other than as otherwise adjusted in this Section 4, then and in each such event provision shall be made so that the holders of Preferred Stock shall receive upon conversion thereof, in addition to the number of shares of Common Stock receivable thereupon, the amount of securities of the Corporation which they would have received had their Preferred Stock been converted into Common Stock on the date of such event and had they thereafter, during the period from the date of such event to and including the date of conversion, retained such securities receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this Section 4 with respect to the rights of the holders of the Preferred Stock.

      (iii)   **Adjustments for Reclassification, Exchange and Substitution**. If the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification, exchange, substitution or otherwise (other than a subdivision or combination of shares provided for above), the applicable Conversion Price then in effect shall, concurrently with the effectiveness of such reorganization, reclassification, exchange, substitution or other transaction, be proportionately adjusted such that the Preferred Stock shall be convertible into, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive, a number of shares of such other class or classes of stock equivalent to the number of shares of Common Stock that would have been subject to receipt by

- 7 -

the holders upon conversion of such Preferred Stock immediately before that change.

(iv) **Adjustments on Issuance of Additional Stock**

(1) **Adjustments to Series Seed Conversion Price**. In the event the Corporation shall issue Additional Stock (as defined in Section 4(d)(iv)(2) below) (including Additional Stock deemed to be issued pursuant to Section 4(d)(iv)(3) below) after the Series Seed Prime Original Issue Date, for a consideration per share less than the Series Seed Conversion Price and/or Series Seed Prime Conversion Price in effect immediately prior to such issue, then and in such event, the applicable Conversion Price shall be reduced concurrently with such issue, to a price (calculated to four decimal places) determined by multiplying such applicable Conversion Price by a fraction (A) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue, plus the number of shares of Common Stock which the aggregate consideration received by the Corporation for such issue would purchase at such applicable Conversion Price in effect immediately prior to such issue; and (B) the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of shares of Additional Stock so issued; provided that, for purposes of this Section 4(d)(iv)(1), all shares of Common Stock issuable upon conversion of the outstanding Preferred Stock, all shares of Common Stock issuable upon exercise of outstanding in-the-money stock options and/or warrants shall be deemed to be Common Stock outstanding.

(2) **Definition of Additional Stock**. For purposes of this Section 4(d)(iv), "*Additional Stock*" shall mean all Common Stock issued or deemed to be issued pursuant to Section 4(d)(iv)(3) below by the Corporation after the date on which the first share of Series Seed Preferred Prime was issued (the "*Series Seed Prime Original Issue Date*"), other than: (A) issuances for which conversion adjustments have been made pursuant to subsections (i), (ii) and (iii) of this Section 4(d); (B) securities issued without consideration pursuant to any Recapitalization Event; (C) securities issued as a dividend or distribution with respect to the Preferred Stock; (D) shares of Common Stock issued under options or stock awards issued to employees, consultants, or directors of the Corporation in accordance with plans approved by the Board of Directors, including the Series Seed Director; (D) securities issued upon the conversion of any debenture, warrant, option, or other convertible security outstanding as of the Series Seed Prime Original Issue Date; (E) the issuance of the Corporation's Common Stock (or rights therefor) in connection with acquisitions and mergers as approved by the Board of Directors, including the Series Seed Director; (F) the issuance of the Corporation's Common Stock (or rights therefor) as approved by the Board of Directors, including the Series Seed Director, in connection with equipment leasing, real estate, bank financing or similar transactions; (G) the issuance of the Corporation's Common Stock (or rights therefor) as approved by the Board of Directors, including the Series Seed Director, to vendors or customers; (H) Common Stock issued upon conversion of the Preferred Stock; (I) the issuance of the Corporation's Common Stock (or rights therefor) as approved by the Board of Directors, including the Series Seed Director, in connection with strategic alliances, joint ventures and other similar agreements; (J) issuances of securities on terms approved by the holders of at least a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis; or (K) the issuance of the Corporation's Common Stock (or rights therefor) unanimously approved by the Board of Directors.

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(3)   **Deemed Issuance of Common Stock**.

(A)   Except as otherwise contemplated pursuant to Section 4(d)(iv)(2)(A) through (K), if the Corporation (i) grants or amends (except for an amendment to a security issued pursuant to Section 4(d)(iv)(2)(A) through (K) pursuant to which the exercise or conversion price therefor is increased) any rights, options or warrants to subscribe for, purchase, or otherwise acquire shares of Common Stock (or a security convertible into Common Stock) ("*Options*"), or (ii) issues or sells any security convertible into, or exchangeable for, shares of Common Stock ("*Convertible Securities*"), then, in each case, such granting, amendment, issue or sale shall be considered to be an issue or sale for cash of the maximum number of shares of Common Stock issuable on exercise, conversion or exchange of such Options or Convertible Securities at the price per share determined under this Section 4(d)(iv)(3), and the applicable Conversion Price shall be subject to adjustment as provided in this Section 4(d)(iv)(3) to reflect (on the basis of that determination) the issue or sale. No further adjustment of such Conversion Price shall be made as a result of the actual issuance of shares of Common Stock on the exercise of any such Options or the conversion or exchange of any such Convertible Securities. The price per share of Common Stock issuable on the exercise of such Options or the conversion or exchange of such Convertible Securities shall be determined by dividing the consideration for the granting of the Options or the issue or sale of the Convertible Securities (computed in accordance with Section 4(d)(iv)(4)(B)) by the maximum number of shares of Common Stock issuable on the exercise, conversion or exchange of such Options or Convertible Securities.

(B)   Upon the redemption or repurchase of any such securities or the expiration or termination of the right to convert into, exchange for, or exercise with respect to, Common Stock, the applicable Conversion Price shall be readjusted to such price as would have been obtained had the adjustment made upon their issuance been made upon the basis of the issuance of only the number of such securities as were actually converted into, exchanged for, or exercised with respect to, Common Stock. If the purchase price received or the conversion rate or exchange rate provided for in any such security changes at any time, then, upon such change becoming effective, the applicable Conversion Price then in effect shall be readjusted forthwith to such price as would have been obtained had the adjustment made upon the issuance of such securities been made upon the basis of (i) the issuance of only the number of shares of Common Stock theretofore actually delivered upon the conversion, exchange or exercise of such securities, and the total consideration received therefor, and (ii) the granting or issuance, at the time of such change, of any such securities then still outstanding for the consideration, if any, received by the Corporation therefor and to be received on the basis of such changed price or rate; provided, that any such readjustment set forth in this Section 4(d)(iv)(3)(B) shall not apply to prior conversions of Preferred Stock.

(4)   **Determination of Consideration**. For purposes of this Section 4(d), the consideration received by the Corporation for the issue of any Additional Stock shall be computed as follows:

(A)   **Cash and Property.** Such consideration shall:

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(1) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof;

(2) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined by the Corporation's Board of Directors in the good faith exercise of its reasonable business judgment; and

(3) in the event Additional Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (1) and (2) above, to be allocable to such Additional Stock, as determined by the Corporation's Board of Directors in the good faith exercise of its reasonable business judgment.

(B) **Options and Convertible Securities**. The consideration for Options and Convertible Securities shall be the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

(e) **Certificate as to Adjustments**. Upon the occurrence of each adjustment or readjustment of the applicable Conversion Price pursuant to this Section 4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the applicable Conversion Price for such series of Preferred Stock at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of such series of Preferred Stock.

(f) **Notices of Record Date**. In the event of (i) any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution or (ii) any Liquidation Event or other capital reorganization of the Corporation, any reclassification or recapitalization of the capital stock of the Corporation, or any merger or consolidation of the Corporation with or into any other corporation, the Corporation shall mail to each holder of Preferred Stock at least ten (10) days prior to (x) such record date, if any or (y) if no record date is specified, the date upon which such action is to take effect, a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution or right, and the amount and

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character of such dividend, distribution or right, (B) the date on which any such Liquidation Event, reorganization, reclassification, consolidation or merger is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such Liquidation Event, reorganization, reclassification, consolidation or merger. The notice period herein contained may be shortened or waived by the affirmative vote or written consent of the holders of at least a majority of the issued and outstanding Preferred Stock.

(g) **Issue Taxes**. The Corporation shall pay any and all issue and other taxes (other than income taxes) that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of shares of Preferred Stock pursuant hereto; *provided, however*, that the Corporation shall not be obligated to pay any transfer taxes resulting from any transfer requested by any holder in connection with any such conversion.

(h) **Reservation of Stock Issuable Upon Conversion**. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Preferred Stock such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Preferred Stock, the Corporation shall take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to its Certificate of Incorporation.

(i) **Status of Converted or Redeemed Preferred Stock**. In the event that any shares of any series of Preferred Stock shall be converted pursuant to this Section 4 or redeemed, such shares of Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

5. **Redemption Rights**. The holders of Series Seed Preferred shall not have redemption rights hereunder.

6. **Covenants**. Notwithstanding the provisions of Section 3(a) above, in addition to any other rights provided by law, for so long as there shall be not fewer than the Minimum Number of Preferred Shares issued and outstanding, the Corporation shall not, without first obtaining the affirmative vote or written consent of the holders of at least a majority of the outstanding shares of Preferred Stock, voting as a single class:

(a) amend or repeal any provision of its Certificate of Incorporation or Bylaws in a manner that adversely affects the rights, preferences or privileges of the Preferred Stock;

- 11 -

(b)   engage in any transaction or series of related transactions constituting a Liquidation Event; or

(c)   issue additional shares of Common Stock and/or Preferred Stock if such issuance would cause the stockholders of the Corporation immediately prior to such issuance to hold less than a majority of the outstanding shares of Common Stock, on an as-converted-to-Common Stock basis, after such issuance.

7.   **Interpretation**. Whenever a reference is made in this Article IV to a Section, such reference shall be to the applicable section of this Article IV unless otherwise indicated.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Corporation's Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the Bylaws of the Corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation. Election of directors need not be by written ballot, unless the Bylaws so provide.

ARTICLE VI

The Corporation's Board of Directors is authorized to make, adopt, amend, alter or repeal the Bylaws of the Corporation. The stockholders shall also have power to make, adopt, amend, alter or repeal the Bylaws of the Corporation.

ARTICLE VII

The name and mailing address of the Sole Incorporator are as follows:

Aaron B. Sokoloff
PROCOPIO, CORY, HARGREAVES & SAVITCH LLP
12544 High Bluff Drive, Suite 300
San Diego CA 92130

ARTICLE VIII

(a)   To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

(b)   The Corporation shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether

- 12 -

civil, criminal, administrative or investigative (a "***Proceeding***") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board of Directors.

(c)   The Corporation shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

(d)   Neither any amendment nor repeal of this Article VIII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VIII, shall eliminate or reduce the effect of this Article VIII in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article VIII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX

Except as otherwise provided in this Certificate of Incorporation, the Corporation reserves the right to amend or repeal any of the provisions contained in this Certificate of Incorporation in any manner now or hereafter permitted by law, and the rights of the stockholders of the Corporation are granted subject to this reservation.

ARTICLE X

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, or (D) any action or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine.

DOCS 124032-000001/2543295.3

IN WITNESS WHEREOF, this Certificate of Incorporation has been subscribed this 28th day of June, 2016, by the undersigned who affirms that the statements made hereto are true and correct.



Aaron B. Sokoloff, Sole Incorporator

DOCS 124032-000001/2543295.3

EXHIBIT G TO FORM C

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Chi Yau
Co-Founder | CEO | Board Member

Chi Yau has held senior leadership positions in a number of companies ranging from start-ups to major corporations with global presence in the U.S., Asia and Europe.

A veteran expert in the battery industry, he currently serves as CEO/co-founder of Tricopian, Inc., and prior to that as VP of Operations at PowerGenix—both battery tech companies based in San Diego, CA.

Chi started his career at AT&T Bell Laboratories in Princeton, NJ, and held various managerial and executive positions including R&D Manager, Engineering Director, General Manager, and VP of Operations at AT&T/Lucent Technologies.

Chi earned his bachelor's and master's degrees in Electrical and Computer Engineering from the University of Texas at Austin.



Joe Yeagley
Co-Founder | COO | Board Member

Joe has over 25 years of marketing and sales experience in the power systems/battery industry. He began his career in sales with Liebert Corporation (Emerson Electric) in 1986 and subsequently joined Exide Electronics, a division of Eaton Corporation in 1989 where he remained for seventeen years assuming a variety of leadership roles along the way in both the U.S and Europe. Promoted to the executive ranks in 2000 he assumed responsibility for a global sales and marketing organization. In 2006 after 4 years on the senior executive staff he left the corporate ranks to try his hand in a couple of early-stage San Diego companies. In early 2011, Joe co-founded FuelRod as its' COO.

A graduate of Miami University in Oxford, OH, with a B.S. in Manufacturing Engineering. He has completed executive post graduate programs in business administration at Babson College and



business administration at Babson College and international business at Cranfield University (UK).





Brian Gore

Chief Financial Officer

Innovative and results-driven Finance Leader with extensive experience promoting institutional effectiveness through exceptional platform development, forecasting, customer acquisition, and cross-functional team leadership. Adept at positioning high-growth companies for sustained success, leveraging staff training, leadership development, and mentoring programs to foster a culture of ownership. A proven leader, serving as the example for internal and external partners, maximizing productivity and efficiency, and exceeding expectations.





Adriana Lynch

Chief Marketing Officer

Adriana Lynch has over 25 years of experience in Strategy and Brand Management. Her global experience has demonstrated significant success in the creation and execution of award-winning strategies and plans to improve product positioning, brand recognition and revenue. In the last 10 years, Adriana has worked both on Direct-to-Consumer and Business-to-Business either solely through Digital Channels or through a Multi-Channel approach.

A wiz at brand and business strategy, Adriana has held management positions with The Walt Disney Co., Häagen-Dazs, Pillsbury International, Procter & Gamble (P&G), and St. Joseph Health System. After being classically trained in Brand Management at P&G Brazil - where she managed Pampers and Always - Adriana came to the USA and got her MBA from Harvard, graduating in 1996 with Second Year Honors.





Claudio Frescas

VP, Sales & Marketing

Claudio Frescas, Vice President of Sales and Marketing at FuelRod, spearheads initiatives to amplify the brand's footprint in the competitive portable charging arena. With over 8 years in the wireless industry coupled with a degree in business management, his expertise extends beyond sales strategies to encompass crafting compelling marketing campaigns and aligning with external agencies to ensure FuelRod's message resonates. While adept at sales operations and team leadership, Claudio's acumen in market analytics and advertising content development is pivotal to FuelRod's growth. His achievements, acknowledged by accolades like the Summit Club and Winner's Circle, validate his relentless drive for excellence. As a forward-thinking strategist, Claudio is committed to ensuring FuelRod remains at the forefront of technological innovation and customer satisfaction.



Zhenxiang (Bray) Dai

Vice President, Operations & Engineering

Bray Dai: Visionary Leader in Global Operations and Business Development

Bray Dai is an accomplished executive known for visionary leadership, organization development, and global business transformation. With expertise in supply chain strategy, operations, and engineering, Bray excels in driving growth and innovation. His bilingual proficiency in English and Chinese enhances cross-cultural collaboration.

At DFWIN International, Bray shapes the company's vision and spearheads marketing strategies. During his tenure at TE Connectivity, he optimized supply chain operations, achieving remarkable improvements in delivery, inventory, and cost savings. As Head of Managed Services Business Development at Alcatel-Lucent, he exceeded SLAs and drove customer-centric transformations.

Bray holds an MBA from Tianjin University and has engaged in prestigious executive development programs. With a proven track record, Bray Dai stands as a dynamic global leader in operations and business development.





Dajian Yu

Board Member

Mr. Dajian Yu has over 21 years of experience in venture capital investment and in senior management in semiconductor, electronic, IT and pharmaceutical industries. Since 2010, he has been the vice president of Silicon Valley China Venture Management LLC and the director of several portfolio companies, Kinetic Technologies, Consensic International Inc., and Tricopian, LLC. Mr. Yu held senior management positions at several companies, including director of operations at General Parametrics Corporation from 1985 to 1995, vice president at Topology Corporation from 1995 to 1999, and vice president of Fuzhou Tianmeng from 2009 to 2010.





Billy Prim

Board Member

Billy D. Prim is the Chairman of Primo Capital, LLC, a private equity company that makes investments in a variety of companies including sports, CPG, and distribution companies. Prior to Primo Capital, Mr. Prim was founder and chief executive officer of Primo Water Corp., the leading provider of water direct to consumers, selling water dispensers and purified water thru an exchange and refill service. Primo operates in 20+ countries including the US, Canada, and most of Europe. Primo trades on the NYSE under the symbol PRMW. Mr. Prim serves on the board of directors of the company. Prior to Primo Water, Mr. Prim was founder and chief executive officer of Blue Rhino Corp., the nation's leading provider of branded propane cylinder exchange and complementary propane-fueled appliances. Mr. Prim sold Blue Rhino to Ferrellgas, New York Stock Exchange FGP. Prior to founding Blue Rhino, Mr. Prim was chairman and chief executive officer of American Oil & Gas Company, a regional petroleum marketer. Mr. Prim is chairman of the Dean Prim Foundation. This foundation provides scholarships for students to attend four-year colleges and universities, as well as the opportunity to participate in a China travel and study program. The Foundation was created in memory of Mr. Prim's father, who was an active member of the Yadkin County Board of Education. Mr. Prim is President and Managing Member of the Winston-Salem Dash, a Minor League baseball team and Class A affiliate of the Chicago White Sox. Mr. Prim was named a recipient of The Carolinas' Ernst & Young Entrepreneur of the Year Award. This program honors entrepreneurs whose ingenuity, hard work and perseverance have created and sustained successful, growing business ventures. Mr. Prim is

a member of the World Presidents' Organization and serves on the board of directors of Wake Forest Schools of Business and the Wake Forest Institute for Regenerative Medicine. Mr. Prim and his wife Deborah reside in Winston-Salem, NC and Palm Beach Gardens, FL.





Richard Brenner
Board Member

Richard was born and raised in Winston-Salem, NC. After graduating from The University of Georgia, he started working in his family's garage door business, Amarr. After eight years in the field and office, Richard became president of Amarr.

Under Richard and his team's leadership, Amarr grew to the third largest manufacturer of garage doors in the U.S. and employed over 1,600 people in 40 states and 3 countries, operating 80 distribution centers and three manufacturing plants. The business sold to ASSA ABLOY of Sweden in 2013 and Richard served for three and a half years as Amarr's Vice Chairman, exiting the company in 2017.

Richard purchased Image Wizards, a firm that prints photography and digital images on aluminum using dye-sublimation technology. In 2021, the firm rebranded as Vivid Metal Prints and they print for professional photographers, consumers and businesses.



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Reservations Bonus

Reservation Holders in the Reservations Page will receive 5% bonus shares if you reserve $397 (the minimum investment) or more.

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Hastin Zylstra
8 days ago

Hello! I've been following FuelRod since the kiosks were added to major theme parks and have a couple of ...
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Chi Yau ✓
FuelRod • 8 days ago

Hi Hastin,
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You've depended on FuelRod to capture life's moments.
fuelrod
Reserve your shares for FuelRod, the company.
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

You've depended on FuelRod to keep you powered on the go.
GET CHARGED
The Last Charger You'll Ever Need
fuelrod
PORTABLE CHARGERS
Need Help? Call 844-383-5763
The Last Charger You'll Ever Need
FULLY CHARGED CABLES
Los Angeles
Reserve your shares for FuelRod, the company.
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

FuelRod CrowdFunding FAQ

What are we doing?

We are planning to launch a crowdfunding campaign through StartEngine.

What is StartEngine?

StartEngine is an equity crowdfunding platform that connects startups with investors. Unlike a platform like Kickstarter, you're not buying products or merch. With StartEngine, you're actually buying a piece of a company and helping it grow. In time, you may make a profit on your investment if the company grows and becomes more successful. You do not need to be an accredited investor to participate - anyone over 18 can invest.

Visit Startengine.com to learn more about their platform and check out their investor FAQs.

Is there a minimum investment?

Our aim is to make investing with us accessible to as many people as possible so we expect our minimum investment to be as little as $397. We will have early bird investor perks and incentives too!

What are you planning on using the proceeds for?

- Launch Gen. 2 product: A new era for FuelRod's swappable service
- Expanding Network: More FuelRod kiosks in convenient locations
- Boosting Performance: Upgrading the kiosk capabilities through performance and capacity

When are you launching your campaign?

Soon! Please check out our StartEngine.com landing page or check our website and social media for periodic updates. Click the link below:

Click here to reserve your shares


FuelRod
500+
Operational SwapBox Kiosks Nationwide
50+
United States International Airports
30
Major Theme Parks

Why should I invest in FuelRod?

We will have all the important financial details on our official campaign page when we officially launch. Due to SEC regulations, we are limited on what we can share before launch, but we can provide the following info now:

Proven Performance:

- With $52M+ lifetime revenue
- 11 patents
- over 6 million swaps completed

Strategic Vision:

- Our visionary leadership team combines industry expertise, innovative thinking, and strategic insights to drive FuelRod's growth and innovation. With our Strategic Team, we aim to make FuelRod as common as ATMs, nationwide.

High Traffic:

- Our significant partnerships and placements within iconic destinations such as multiple theme parks & over 50+ major airports across the nation, represent our wide market reach & scalability.

Growing Demand:

- The demand for convenient, portable charging solutions continues to surge. As more consumers rely on mobile devices, the need for accessible power sources is ever-expanding, and FuelRod is well-positioned in the Global Portable Charger (Power Bank) Market, which is expected to reach $27.52 Billion by 2030.*

I'm Interested! How do I invest?

Click below for an easy step-by-step instructions to our StartEngine reservation page. You can also search for our business, FuelRod, on Startengine.com once our campaign is live.

Click Here to Reserve your Shares

FuelRod, 2683 Via De La Valle #G228, Del Mar, California 92014, 1(844)383-5763





Reserve your shares for
FuelRod, the company.
fuelrod
fuelrod

Reserve Now for Early Bird Incentives

We recently reached out letting you know about our equity crowdfunding effort. If you invest now, you'll receive "Early bird" bonus rewards so make sure to check out our campaign page for more details.

If you missed our previous emails and you're among the crowd of us new to 'equity crowdfunding' and not sure exactly what it is, StartEngine has written many articles to help explain how it works. You can find them on their website here.

Click Here to Reserve Shares



Invest today
Help us power up the potential of portable charging and be a part of this electrifying future
fuelrod

Why should I invest in FuelRod?

We will have all the important financial details on our official campaign page when we officially launch. Due to SEC regulations, we are limited on what we can share before launch, but we can provide the following info now or please click on the link to learn more:

Proven Performance:

- With $52M+ lifetime revenue
- 11 patents
- over 6 million swaps completed



fuelrod

500+
Operational SwapBox Kiosks Nationwide

50+
United States International Airports

30
Major Theme Parks

Learn More

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FuelRod, 2683 Via De La Valle #G228, Del Mar, California 92014, 1(844) 383-5763

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Reserve your shares for FuelRod, the company.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.


fuelrod™
The Swappable Power


fuelrod
PORTABLE
CHARGERS
SWAP NATIONWIDE

